24-10155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A - Amendment No. 1

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, DC
213 SECTION

NAZZ PRODUCTIONS INC.

(Exact name of issuer as specified in its charter)

PENNSYLVANIA

(State or other jurisdiction of incorporation or organization)

214 Sullivan Street, Suite 2C, New York, New York 10012
(212) 475-6270

(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Nick Stagliano, 214 Sullivan Street, Suite 2C, New York, New York 10012
(212) 475-6270

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

7812

(Primary Standard Industrial Classification Code Number)

23-2600405

(I.R.S. Employer Identification Number)

PROCESSED
MAR 02 2007
THOMSON
FINANCIAL

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

07045895

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Nick Stagliano, Chairman, Chief Executive Officer and President
214 Sullivan Street, Suite 2C
New York, New York 10012
(212) 475-6270

Residential Address:
1931 Berkley Road
Norristown, PA 19403

Louis DiGiaimo, Director
214 Sullivan Street – Suite 2C
New York, New York 10012
(212) 253-5510

Residential Address:
37 Lehigh Way
Oakland, NJ 07436

b. the issuer's officers;

Nick Stagliano, Chairman, Chief Executive Officer and President
214 Sullivan Street, Suite 2C
New York, New York 10012
(212) 475-6270

Residential Address:
1931 Berkley Road
Norristown, PA 19403

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Nick Stagliano, Chairman, Chief Executive Officer and President of the Company, owns 50,000,000 shares of common stock of the Company (100% of the total issued and outstanding). In addition, Mr. Stagliano owns

100,000 shares of preferred stock of the Company (100% of the total issued and outstanding).

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

Nick Stagliano (See Item 1(d) above).

f. promoters of the issuer:

Nick Stagliano (See Item 1(d) above).

g. affiliates of the issuer:

Nick Stagliano
Louis DiGiaimo

h. counsel to the issuer with respect to the proposed offering:

Cohen & Czarnik LLP, 140 Broadway, 36th Floor, New York, New York 10005, Attention: Stephen J. Czarnik, Esq.

i. each underwriter with respect to the proposed offering.

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to investors known to the directors of the issuer. The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption. It is intended that the issuer will sell securities initially, upon effectiveness of the registration within the State of Pennsylvania pursuant to an exemption provided under Pennsylvania laws.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer;

Nazz Productions Inc.

(2) the title and amount of securities issued;

(a) 100,000 shares of preferred stock of the Company (see Preferred Stock description provided herein).

(b) Note in favor of Pegasus Advisory Group, Inc. in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. Pursuant to an amendment to the Note dated January 2, 2007, at any time, Pegasus may convert, in whole or in part, the principal and accrued interest on the Note into shares of common stock of the Company based upon the conversion price of 0.05.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

On October 24, 2006, the Company issued a total of 100,000 shares of preferred stock for services rendered to the Company by Nick Stagliano. The value of the services rendered was $1,000.

This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of such security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchaser of security were sophisticated and accredited investors; (iv) the offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, the purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering").

On October 10, 2006, the Company issued a Note in favor of Pegasus Advisory Group, Inc. in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. Pursuant to an amendment to the Note dated January 2, 2007, at any time, Pegasus may convert, in whole or in part, the principal and accrued interest on the Note into shares of common stock of the Company based upon the conversion price of 0.05. The value of the services rendered was $200,000.

This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of such security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchaser of security were sophisticated and accredited investors; (iv) the offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, the purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering").

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The transactions described above were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of such security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchasers of each security were sophisticated and accredited investors; (iv) the offerings were not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, each purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering").

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

> Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

Item 1. Cover Page

(a) Name of Issuer: NAZZ PRODUCTIONS INC.

(b) The Mailing address of the issuer's principal executive office: 214 Sullivan Street, Suite 2C, New York, New York 10012; Telephone number: (212) 475-6270

(c) Date of Offering Circular: February 21, 2007

(d) Description and amount of securities offered:

Common Stock: As of the date of this registration statement, there were 50,000,000 shares of Common Stock outstanding that were held of record. There will be a maximum of 61,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

(e) The Statement required by Rule 253:

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

(f) The Table(s) required by Item 2:

	Price to public	Underwriting discount and commissions 1	Proceeds to issuer or other person*
Per Unit	$0.05	N/A	$550,000
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	11,000,000		
Total	11,000,000	N/A	550,000

(g) The name of the underwriter(s): None

(h) Any materials required by the law of any state in which the securities are to be offered:

The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption. It is intended that the issuer will sell securities initially, upon effectiveness of the registration within the State of Pennsylvania pursuant to an exemption provided under Pennsylvania laws.

(i) Material risks in connection with the purchase of securities:

See section entitled "Risk Factors"

(j) Approximate date of commencement of proposed sale to the public: February ___, 2007.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. The Offering shall remain open until June 15, 2007.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 11,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 110 pages.

Item 2. Distribution Spread

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other person*
Per Unit	$0.05	N/A	$0.05
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	11,000,000		
Total	11,000,000	N/A	550,000

Item 3. Summary of Information, Risk Factors and Dilution

Summary

THE COMPANY:

Exact corporate name: NAZZ PRODUCTIONS INC.
State and date of incorporation: Pennsylvania, April 2, 1990
Street address of principal office: 214 Sullivan Street, Suite 2C, New York, New York 10012
Company Telephone Number: (212) 475-6270
Fiscal year: December

Person(s) to contact at Company with respect to offering: Nick Stagliano
Telephone Number (if different from above):

Nazz Productions, Inc. (the "Company" or "Nazz"), incorporated in the State of Pennsylvania, is a film production and entertainment company that not only produces, but also invests in, and distributes independent films, television programming, and related entertainment media content.

Nazz recently produced the film version of the play, *The 24th Day* starring James Marsden and Scott Speedman. The film had its World Premiere at the 2004 Tribeca Film Festival in New York City. After that, *The 24th Day* made its theatrical premiere in New York, prior to distribution throughout the country. Most recently, the film had its West Coast Premiere at Outfest in Los Angeles. After its theatrical run, the film was released through Universal Studios on home video. To date, the film has been invited to over 10 national and international film festivals, and has been sold to over 20 international territories. It has screened at Cannes, Milan and the AFM. As of June 30, 2006, *The 24th Day* had gross video sales of $780,830, with accountable gross net of returns, reserves and adjustments of $613,025. Additionally, television gross receipts with respect to *The 24th Day* were $92,500.

Nazz is currently producing other films and programming, and Nick Stagliano, Chairman, Chief Executive Officer and President of the Company is in addition, on behalf of the Company, directing the film dramas "Nebraska Fish and Game" and "Bulls Night Out".

In the near term, Nazz plans to produce and distribute films that are independent of major studios and marketed with smaller budgets than those used by major studios. Nazz intends to establish both national and international channels for distribution of films to both theaters and on television and to build an entertainment library. Management believes that distribution of films and programming previously unreleased or limited release will generate recurring revenues by distributing film directly, to retailers, to online buyers, and to television and supplement the further expansion of Nazz's originally produced films and programming.

The Company is a Pennsylvania corporation with corporate headquarters at 214 Sullivan Street, Suite 2C, New York, New York 10012.

A maximum of 11,000,000 common shares are being offered to the public at $0.05 per share. There is no minimum.

A maximum of $550,000 will be received from the offering. The insiders will hold 50,000,000 shares and 100,000 shares of preferred stock of the Company. This means that about 18% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses. Prior to this Offering, there has been no public market for the Common Stock.

Risk Factors

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

Offering on Best Efforts Basis: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. Thus, once your investment is accepted by the Company, the Company may use the funds and there is no assurance that any additional shares will be sold. You may lose your entire investment. If the Company does not raise sufficient funds, its business plans may need to be significantly revised and scaled down which would have a material adverse effect on the business of the Company.

History of Losses: As shown in the Company's financial statements accompanying its annual report, the Company incurred net losses of $312,070 during the year ended December 31, 2006. The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

No Assurance That Shares Will Be Purchased; No Minimum Offering; No Escrow; Need for Additional Capital: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. Once a subscription for investment is accepted by the Company, you may lose your entire investment and are subject to the risk that the Company may not be able to raise any additional funds.

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company anticipates that it will incur substantial expenses prior, and subsequent to, initial release of films that the Company seeks to produce and distribute. The Company expects these initial expenses to result in significant operating losses as the costs of acquisition of film rights, production and distribution must be borne by the Company until the Company is able to generate adequate revenues from sales of the motion pictures, such revenues of which there can be no assurance. This could have a material adverse effect on the Company and you could lose your entire investment.

Dependence on Key Personnel: Nick Stagliano, Chairman, Chief Executive Officer and President of the Company, could fall victim to some kind of accident which would render him incapable of serving the Company. Mr. Stagliano owns 50,000,000 shares of common stock of the Company and 100,000 shares of preferred stock of the Company, and, prior to this offering, is the Company's only shareholder. The Company's success is substantially dependent upon one key person. The loss of the services of Mr. Stagliano would have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not have an employment contract with and does not hold key-man life insurance and accident insurance policies on Mr. Stagliano. Even if it did, there is no assurance that Mr. Stagliano could be replaced by qualified personnel.

No employment agreement with Mr. Stagliano, Chief Executive Officer and President of the Company: The Company does not have an employment agreement with Mr. Stagliano. Although Mr. Stagliano is the Company Chief Executive Officer, President and owns 50,000,000 shares of common stock as well as 100,000 shares of preferred stock of the Company, there is no contractual obligation binding Mr. Stagliano to the Company and setting forth the terms of his employment with the Company (i.e., term, salary, benefits, and severance). Thus, Mr. Stagliano's employment with the Company is at will and he could resign at any time which would have a material adverse effect on the Company.

Mr. Stagliano, Chief Executive Officer and President of the Company is also the controlling shareholder of the Company: Mr. Stagliano, Chief Executive Officer and President of the Company is also the controlling shareholder of the Company and he may vote his shares subject to his opinion and preference and without consideration of his role as officer and director of the Company and the fiduciary duties that such role entails. Thus in any vote of the shareholders, Mr. Stagliano may vote in his best interest and not in the best interest of the other shareholders. Thus, Mr. Stagliano controls vote of the Company and may not, at certain times, consider any investors (or shareholders) interests.

Risks of Motion Picture Production: The production of motion pictures involves substantial risk. The projected costs of film production are often difficult to calculate and may be increased by reasons or factors beyond the Company's control (including, among others, labor disputes, malfunction of equipment, illness or incapacity of key personnel, weather conditions) that require additional capital than initially projected in order to complete production. Local, regional and national and/ or international competition may further affect the availability of the means of production including, but not limited to, camera crews, sound technicians, visual effects technicians, studio availability, location availability and productions facilities. All funds allocated to a film project may be lost if production is ceased or abandoned and not adequately covered (or otherwise adequately insurable) by insurance. Completion bonds, while available to offset the general risks associated with non-completion through providing additional funds, may not be adequate to cover significant cost overruns. We cannot predict the effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

Risks of Motion Picture Market Acceptance: The production of motion pictures involves substantial risk. Each motion picture or television program is an individual artistic work. Unpredictable audience reactions primarily determine commercial success. Generally, the popularity of motion pictures depends on many factors including the critical acclaim they receive, the format and channel of their initial release, the actors, the genre and specific subject matter. The commercial success further depends upon the quality and acceptance of motion pictures or programs that competitors release at or near the same time. We cannot predict the effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

Risk of Motion Picture Distribution: The success of the Company's distribution activities depends, in part, on certain factors beyond the Company's control. Distribution success is dependant on obtaining favorable agreements for access to distribution channels, volatility of advertising costs, and technological and materials of production costs as well as overall demand in accordance with public tastes and availability of alternate forms of entertainment. Additionally, the success of a motion picture or television program in ancillary markets, such as home video and online sales, is often directly related to its performance in theaters or its television ratings and therefore poor box office results or poor television ratings may negatively affect future revenue streams.

The Company's Business Model is Untested and Acceptance Cannot be Guaranteed: At this stage, we cannot be certain that our projected films will be accepted in the marketplace. The Company's operating results are difficult to predict and may fluctuate substantially from quarter-to-quarter or year-to-year for a variety of reasons, many of which are beyond the Company's control. If the Company's actual revenue were to fall below our estimates or the expectations of market analysts or investors, our quarterly and annual results would be negatively impacted and the value of our stock could decline. As a result, period-to-period comparisons of our projected operating results may not be meaningful, and you should not rely on them as an indication of our future performance.
Lack of Agreements between the Company and its Management Regarding Intellectual Property: The Company currently does not have any agreements in place regarding its right to develop any particular screenplay or similar creative work except to the extent of a "first right of refusal" oral understanding with Mr. Stagliano, a director and executive officer of the Company, regarding the screenplays developed by him.. The oral understanding between Mr. Stagliano and the Company is that with respect to any screenplay or other relevant creative work created by Mr. Stagliano, the Company shall have the first right to develop the creative work. Mr. Stagliano is responsible for exercising the "first right of refusal" for the Company. Thus, Mr. Stagliano is in an inherent conflict of interest with respect to the exercise of the right of first refusal. Mr. Stagliano could fail to exercise the Company's right of first refusal with respect to a

creative work and enter into an agreement with another company with respect to the development of a lucrative project. Thus, the Company's management therefore has broad discretion regarding all current intellectual property interests, including screen plays previously developed or currently in development, and whether to develop such screenplays through the Company or through other entities, and as to the degree to invest in or develop such screen plays or similar creative works.

Uncertainty of Future Operating Results: The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

Competition: Many of the Company's current and potential competitors may have longer operating histories and may have significantly greater financial, distribution, sales, marketing and other resources, as well as greater name recognition and a larger distribution base, than the Company. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their productions than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

Control by Existing Stockholders: Immediately after the closing of this Offering, assuming that the maximum of securities offered hereby are sold, 82% of the outstanding Common Stock will be held by a director and executive officer of the Company, Mr. Stagliano. In addition, Mr. Stagliano owns 100,000 shares of preferred stock of the Company (100% of the issued and outstanding preferred stock of the Company). Pursuant to the terms of the preferred stock, the holders of the preferred stock control the majority of any vote of the shareholders of the Company. Thus, the present stockholder, Mr. Stagliano, will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. This could make it impossible for the public stockholders to influence the affairs of the Company.

Potential Need for Additional Financing: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Intellectual Piracy of Motion Pictures, Including Digital and Internet Piracy, May Reduce Projected Revenue of Our Films: Motion picture piracy is extensive internationally and, as motion pictures increasingly digitally distributed via the internet and online services, becoming more prevalent in the U.S. As a result, users can download and distribute unauthorized copies of copyrighted motion pictures over the internet. As long as pirated content is available, many consumers may choose to download pirated motion pictures rather than pay for motion pictures. Piracy of films may adversely impact the gross receipts received from the exploitation of our films, which could have a material adverse effect on our business, results of operations or financial condition.

Demand Obligations of the Company: Nick Stagliano, Chairman, Chief Executive Officer and President of the Company, has extended approximately $85,000 in loans to the Company pursuant to demand obligations. The loans are the result of monies advanced to the Company to pay for expenses of the Company. There are no preliminary agreements or understandings with respect to loans or advances to the Company from Mr. Stagliano. The Company may use some of the proceeds to pay the loan to Mr. Stagliano. Mr. Stagliano has orally agreed that no more than one half of the loan ($42,500) will be paid from the proceeds of this offering. A demand of payment of the loans by Mr. Stagliano would have a material adverse effect on the Company and could result in the loss of your entire investment.

General Economic and Market Conditions: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer entertainment spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

Non-Reporting Issuer: Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer as this may create additional risks for broker-dealers in the event that current accurate information regarding the Company is available to the public. The Company has not current plans to voluntarily become a reporting Company pursuant to the Securities Exchange Act of 1934. In addition, further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. Generally, pursuant to Rule 15c2-11 of the 1934 Act, an issuer must provide current, accurate information of the Company available to the public. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid. If a Form 211 is approved by the NASD, the Company plans to provide current, accurate information of the Company available to the public by means of posting such information including current financial information of the Company on www.pinksheets.com. Failure by the Company to provide current, accurate information of the Company available to the public may, if the common stock of the Company is trading in a public market, result in the de-listing of the Company's common stock from the pink sheet electronic quotation system and the lose of a public market for its common stock.

No State Registration: The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state. Any failure to properly register or qualify for an exemption from any state where the Company's securities are sold could result in the imposition of fines, penalties as well as requiring the Company to offer a right of rescission to investors or its securities in states where such failure has occurred.

Arbitrary Offering Price of the Company's Securities: Prior to this offering, there has been no public market for the securities of the Company. The initial offering price of the Shares has been determined by arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities market and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to principal shareholders or any other ordinary criteria of value.

No Dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

No Prior Trading Market for Common Stock; Potential Volatility of Stock Price: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the film industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of film and entertainment companies. These types of broad market fluctuations may adversely affect the market price of the Company's

Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such companies. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition. In the event of volatility of the stock price of the Company's common stock , your may lose all or substantially all of your investment in the Company.

Shares Eligible for Future Sale: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 61,000,000 shares of Common Stock to be outstanding following this offering, 50,000,000 shares were issued to the Company's existing shareholder in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities. Nick Stagliano, our Chairman, Chief Executive Officer and President, owns 50,000,000 shares of common stock of the Company. Mr. Stagliano is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. Mr. Stagliano may not sell any shares pursuant to Rule 144 because he is an affiliate and current, accurate information regarding the Company is not available to the public.

Underwriters' Influence on the Market: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

Risk of Low-Priced Securities: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The common stock of the Company is a "penny stock" for purposes of the Securities and Exchange Commission regulations. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Dilution

As of December 31, 2006, the Company had a net pro forma net tangible book value of ($635,683), or approximately $(0.013) per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after December 31, 2006, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $0.05 per share, including deducting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of December 31, 2006 would have been ($135,683), or ($0.002) per share. This represents an immediate increase in net tangible book value of $ 0.011 per share to existing stockholders and an immediate dilution in net tangible book value of $ 0.054 per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur immediate, substantial dilution. The following table illustrates the effect of dilution in the event that all the shares in the Offering are sold. In the event that less than the maximum Offering is sold, an investor's dilution will increase, approaching a limit of $0.060 per share.

Net Tangible Book Value Pre-Offering	(635,683)
Net Tangible Book Value Post-Offering	(135,683)
Net Tangible Per Share Book Value Pre-Offering	(0.013)
Net Tangible Per Share Book Value Post-Offering Net of Offering Expenses	(0.002)
Increase In Net Tangible Per Share Book Value Attributed to Investment from Offering	0.010
Immediate Dilution From Offering Price Absorbed By Purchasers of Offering	0.052

Net Tangible Book Value Pre-Offering	(635,683)
Net Tangible Book Value Post-Offering	(635,682)
Net Tangible Per Share Book Value Pre-Offering	(0.013)
Net Tangible Per Share Book Value Post-Offering	(0.010)
Increase In Net Tangible Per Share Book Value Attributed to Investment from Offering	0.003
Immediate Dilution From Offering Price Absorbed By Purchasers of Offering	0.060

Item 4. Plan of Distribution

The Company and its directors and officers, Nick Stagliano and Louis DiGiaimo, will attempt to place the shares offered herein at a price of $0.05 per share through personal contact with potential investors. The only written materials that will be used in connection with the solicitation of potential investors will be this Form 1A. No commissions will be paid. Directors, officers and affiliates of the Company will not be allowed to purchase shares of Common Stock pursuant to this Offering.

The Company and its directors and officers, Nick Stagliano and Louis DiGiaimo, will rely on the safe harbor from registration as a broker dealer provided by Rule 3a4-1 of the Securities Exchange Act of 1934, as amended (the "Act"). Neither Mr. Stagliano nor Mr. DiGiaimo are: (i) subject to statutory disqualification (as that term is defined in section 3(a)(39) of the Act; (ii) compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and (iii) not an associated person of a broker or dealer. In addition, each of Mr. Stagliano and Mr. DiGiaimo: (i) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Company otherwise than in connection with transactions in securities; (ii) was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (iii) will not participate in selling an offering of securities for any issuer of securities more than once every 12 months.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. The termination date for the Offering is four months following the effective date of this prospectus.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 11,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register (or qualify for an exemption from registration) its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Item 5. Use of Proceeds

Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $550,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The allocation of the proceeds shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected, the Company may use portions of the proceeds for other purposes. For example if production costs rise during the production of our film projects, the Company would have to allocate more funds than set forth herein to such production costs. This would decrease working capital as well as funds that would other wise be available for other projected expenditures.

DESCRIPTION	AMOUNT	PERCENTAGE
Working Capital	50,000	9.1%
Debt to Affiliate Repayment	42,500	7.7%
Third Party Debt Repayment	200,000	36.4%
Research and Development	25,000	4.6%
Intellectual Property Maintenance	7,500	1.4%
Production	150,000	27.3%
Prints & Advertising	12,500	2.3%
Publicity	12,500	2.3%
Professional Fees	50,000	9.1%
Total Use of Proceeds*		100.0%

1. Working Capital. The Company plans to expand its participation in the production of independent films. Working Capital will support the administration and management of film production and distribution.

2. Debt to Affiliate Repayment. The Company may use some of the proceeds to pay the loan to Mr. Stagliano. Mr. Stagliano has orally agreed that no more than one half of the loan ($42,500) will be paid from the proceeds of this offering.

3. Third Party Debt Repayment. The Company will use $200,000 of the proceeds to pay debt owed to a non-affiliate.

4. Research and Development. The Company plans to expand its search for independent films and intellectual property that can be developed into such films for the purposes of investment and future productions.

5. Intellectual Property Maintenance. The Company will reserve funds to maintain production rights and/license fees.

6. Production. In the near term, the Company will expand its participation in the direct production of independent films.

7. Prints & Advertising. Prints and Advertising includes, among other activities costs of reproducing and submitting films to parties interested in displaying the films and of advertising for such films.

8. Publicity. The Company will seek to actively promote the Company and its films both within the industry and directly to the public.

9. Professional Fees. The Company anticipates incurring legal and accounting and financing fees to complete the Offering. Additionally, the Company anticipates

incurring additional fees to consultants who will assist the Company in its operational and financial endeavors. As of the date of this offering statement, the Company had one employee, Nick Stagliano, Chairman, Chief Executive Officer and President of the Company. The Company anticipates it will have 1-5 employees within the next 12 months. Of these employees, management of the Company anticipates that 1 will be clerical, 1 will be administrative and the remainder will handle acquisition and development duties. Management has currently estimated approximately $25,000 - $50,000 budgeted for employees on an as needed basis as the company continues to expand. Management does not expect to incur any recruiting expenses in this regard.

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures to be made in connection with a developing business cannot be predicted with any degree of certainty and will only vary provided that we have disclosed the possibility of such variances herein.

The Company has operated for a number of years on little capitalization and with minimal revenues. The Company's ability to sustain it's operations, based on historical precedent, is not dependent upon the proceeds of the Offering and, as such, the proceeds will be sufficient to sustain and, in fact, grow, the Company over the following 12 months. The Company's current cash balance is $4,447 as of the date of the Offering, which will be sufficient to maintain the Company for nine months, assuming that no funds are raised in the Offering.

The Company would anticipate reallocating its resources from the current plan in the event that only a portion of the offering amount is secured. In the event that only 75% ($412,500) is raised, the Company plans to maintain the use of proceeds in the same percentage allocation as represented in the above chart. In the event that only 50% ($275,000) is raised, the Company also plans to maintain the use of proceeds in the same percentage allocation as represented in the above chart.

In the event that only 25% ($137,500) is raised, the Company intends to allocate those funds in the following way: 50% ($68,750) for production, 20% ($27,500) for working capital, 20% ($27,500) for professional fees, 5% ($6,875) for research and development and 5% ($6,875) for publicity.

Salaries of Officers: The Company's officer, Nick Stagliano, has received no salary until 2006. For the 2006 year, Mr. Stagliano receives a salary of $5,000 per month; however, all of this salary has been accrued to date and not paid to Mr. Stagliano ($60,000 accrued salary). The Company plans to continue to accrue and not to pay any salaries to the officers and directors until it starts receiving revenues other than proceeds from this offering.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing. In the event that the maximum amount is received by the Company, the Company may seek additional financing in order to execute its business plans. The availability of such financing is uncertain. Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Item 6. Description of the Business

Nazz Productions, Inc. (the "Company" or "Nazz"), incorporated in the State of Pennsylvania, is a film production and entertainment company that not only produces, but also invests in, and distributes independent films, television programming, and related entertainment media content.

During the years of 2002-03, the Company produced the feature film version of the award winning play, *The 24th Day* starring James Marsden and Scott Speedman for Nazz. The film had its World Premiere at the 2004 Tribeca Film Festival in New York City. After that, the film made its theatrical premiere in New York before moving out throughout the country where it was held over for 4 weeks in Dallas. Thereafter, the film had its West Coast Premiere at the prestigious Outfest in Los Angeles. After its theatrical run, the film was released through Universal Studios on home video in the Fall of 2004. To date, the film has been invited to over 10 festivals throughout the world, and has sold to over 20 international territories. It has screened at Cannes, Milan and the AFM.

The film, *The 24th Day,* took approximately 9 months to produce from pre-production in January 2002 through post-production in September 2002. The company invested $5,200 for 1 unit ownership interest of the 24th Day LLC, as well as received $12,500 for the services of Nick Stagliano as the Producer of the film. The Company continues to spend a minimal amount of time on the film with regards to collecting revenue, paying taxes and all necessary standard maintenance.

In addition, from 2002 to the present, the Company has been engaged in co-producing and directing the cop thriller "Bulls' Night Out" with Lou Digiaimo (Donnie Brasco, The Godfather, Hannibal, Gladiator), a director of the Company.

During the past year (2006), the Company has been engaged in the drafting of the screenplay "The Need" – written by Nick Stagliano, director and officer of the Company as well as completed writing the story outline for "Heart of Marble" also written by Nick Stagliano.

From 2004 to the present, the Company has also been engaged in producing and directing the drama "Nebraska Fish and Game".

Specifically in the Company's and management's past experience, the producer acquires the rights to an original screenplay. After receiving an acceptable screenplay the producer "develops the script", which primarily includes assembling the director and the principal actors, preparing the budget and raising of financing for the proposed film. These costs are specific to each film and have ranged from approximately $1,000 - $2,500 for *The Florentine* and *The 24th Day*.

The methods used by producers to secure production financing vary from project to project, including capital provided by publicly or privately raised pools of investment capital or money provided by "majors" or "mini-majors" or from banks that specifically seek to participate in film financing. In the instance of *The 24th Day*, the director of the film approached the Company to produce the film, and raised the production capital through private investors. An alternate method of feature film financing involves the pre-sale by the producer of certain or all of the films ancillary rights which could include domestic and foreign theatrical rights, domestic cable television, network television, syndicated television and DVD/video cassette. In the instance of *The Florentine*, the Company was able to secure production financing through a production guarantee for the worldwide rights to license the film through the sales company Initial Entertainment Group. Costs incurred by the Company to develop the project to this point were approximately $25,000 which was ultimately repaid from the production budget.

Once financing is complete, the film enters the 'pre-production' phase, which lasts anywhere from six to twelve weeks during which time locations are secured, casting comes to completion and the shooting schedule drawn. 'Principal photography' follows, spanning four to ten weeks, during which time the actual shooting of the film occurs. The 'post-production' stage follows, which often spans several months. During post-production the film is edited and music and sound effects are added resulting in a film negative from which prints are made for release by distributors to theaters.

In the near term, Nazz plans to produce and distribute films that are independent of major studios and marketed with smaller budgets than those used by major studios. Nazz intends to establish both national and international channels for distribution of films to both theaters and on television and to build an entertainment library. Management believes that distribution of films and programming previously unreleased or limited release will generate recurring revenues by distributing film directly to retailers, to online buyers, and to television and supplement the further expansion of Nazz Inc.'s originally produced films and programming.

Current Focus of Business

The Company intends to establish both national and international channels for distribution of films to both theaters and on television in several ways. First, it intends to attend some of the yearly film and television sales and awards markets such as The

American Film Market, The Berlin Film Festival, Cannes, Tribeca Film Festival, Toronto and Sundance. By doing this the Company will make new contacts to domestic and international distributors as well as to maintain the already existing relationships it has with several of these companies. Secondly, it intends to contact all applicable sales and distribution companies on a project-by-project basis as each film project warrants by directly calling, visiting and electronically updating these companies as each project progresses.

The Company intends to build an entertainment library of its various projects by, whenever possible, maintaining the copyright to its film and other entertainment related properties. In this way, the Company can continue to license its product in perpetuity to collect additional revenue as soon as each license agreement with existing distributors expires.

As an additional revenue source, the Company plans to acquire additional films to sell to the marketplace whenever the opportunity presents itself. One way to find additional films either already finished or in various stages of production is to attend the worldwide film markets such as Berlin, Cannes, Toronto, Sundance, Tribeca and The American Film Market and seek out other producers with material that is in need to additional funding to close a deal, or who has a finished film which needs representation to distributors. Additionally, the Company intends to make this section of the company known on its website and through word of mouth advertising with various film professionals (agents, other producers, managers and entertainment attorneys).

Once a specific film project is targeted, the Company will then attempt to acquire that project through arms length negotiation with the project's producer or authorized representative. Management will evaluate each project based on its quality of production, name talent (actors, directors etc.) involved, as well as subject matter to determine if it perceives a legitimate source of additional revenue for the Company. As of this date, the Company has not engaged in this type of business.

Key components of our business will be developed to include:

Production

The Company intends to produce approximately 2 films in the next 18 months and is prepared to do so based on the current offering size as well as current financial condition. While the target budget range for films is in the $500,000 - $2,000,000 range, the Company has the experience and ability to produce films for less money if necessary based on new technology such as digital video production, as well as developing scripts which are pre-determined to allow for production on a lesser level, such as by limiting the amount of characters, thus reducing the number of paid actors, as well as limiting the locations and scope of production to the specific budgets.

We intend to focus on producing artistic films that emphasize complex story-lines and character development while curtailing overall production costs associated with feature-film cinematography. This approach to film production, enables us to produce compelling, commercially viable films. We will seek to distribute these films to theatrical and ancillary markets both domestically and internationally. Production budgets for similarly situated films in the industry, including those previously produced by Nick Stagliano, Chairman, Chief Executive Officer and President of the Company, "The 24th Day" and "The Florentine", have generally ranged between $500,000 and $2 million.

Additionally, the Company plans to limit the use of company funds in any one movie to as little as 10%-25% of the films' budget, which it believes is enough money to develop the project to a sufficient level where it will be able to acquire the balance of production funds through a combination of: soft money (federal and state production incentives, rebates and refunds), as well as advances for the international or domestic rights to license the films, or a combination of both. Management will evaluate each film on a project-by-project basis to determine the necessary amount of Company funds needed to best maintain its commercial and creative control of the project.

The Company intends to finance its films through a variety of sources, including funds invested directly by the Company into a specific project. The Company plans to raise funding that is film specific usually through the formation of separate limited liability company's for each film. Through this process the Company will have the ability to raise production specific funding from outside sources. The Company plans to limit its investment in any one movie to as little as 25% of the films' budget, which it believes is sufficient funds to develop the project to a sufficient level where it will be able to acquire the balance of production funds through a combination of: soft money (federal and state production incentives, rebates and refunds), as well as advances for the international or domestic rights to license the films, or a combination of both. The Company will evaluate each film on a project-by-project basis to determine the necessary amount of Company funds needed to best maintain its commercial and creative control of the project. In this way, the Company plans to utilize the funds raised in this offering to maximize the number of productions it can produce while not limiting itself to fully financing any one specific film.

Future Productions and Distribution

In addition to our initial, primary focus on motion picture production and distribution, Nazz has several other projects in development that it intends to enhance in order to increase the Company's presence in a variety of film, television and theatrical genres, particularly within the following areas:

- Live Theater
- Art house Cinemas
- Creation of Our International Sales Division
- Acquisition of Outside Projects for Our Distribution Pipeline
- Creation of a Finishing Funds Division
- Development of Dramatic and Non-fiction Television Series

- Creation of Our Music Division

Industry Overview

While major studios have historically dominated the motion picture industry, recent successful independent films such as *The Passion of the Christ, My Big Fat Greek Wedding* and *Sideways* suggest that independent films are garnering an increasing market share of overall box office receipts. According to the Motion Picture Association of America, the average cost for production and distribution, including marketing expenses, of major studio film exceeds $100 million. Independent films generally cost less than $40 million to produce and market. Management believes that focus on screen play quality and character development combined with the increasing eagerness of established actors to experience new, challenging roles can bring these costs to significantly lower levels.

The following outline represents the way in which a typical independent film is produced and brought to market:

An independent film is one that is made outside the major Hollywood studio system. Major studios include such entities as, among others, Universal, Warner Bros., Twentieth Century Fox, Columbia, Paramount, MGM/UA and Disney.

In most instances a producer acquires the rights to an original screenplay or existing literary property such as a novel, play or short story or the producer commissions the preparation of a story outline based on an original concept or idea. Next, the producer, with his own funds or funds obtained from third parties, finances the first draft of a screenplay based on the existing material and any additions, revisions or redrafts to the screenplay that may be required. After receiving an acceptable screenplay the producer "develops the script, which primarily includes assembling the director and the principal actors, preparing the budget and raising of financing for the proposed film. Generally, the script developed from the screenplay or other creative work is considered a "work for hire" and the rights to the script are retained by the screenplay owner absent an agreement to the contrary.

The methods used by producers to secure production financing vary from project to project, including capital provided by publicly or privately raised pools of investment capital or money provided by "majors" or "mini-majors" or from banks that specifically seek to participate in film financing. An alternate method of feature film financing involves the pre-sale by the producer of certain or all of the films ancillary rights which could include domestic and foreign theatrical rights, domestic cable television, network television, syndicated television and DVD/video cassette. Nazz expects to utilize professional relationships already established by its directors and officer, Nick Stagliano and Lou Digiaimo, to enhance opportunities at this stage of distribution. The professional relationships which the company will leverage to finance its films include relationships which both Mr. Stagliano and Mr. Digiaimo have with domestic distributors and international sales companies. Through their previous experiences in the film business they have established relationships with such companies as Screen Media Ventures, American World Pictures, Goldcrest Films, Monarch Video, Chris Davis International as well as other companies.

Once financing is complete, the film enters the 'pre-production' phase, which lasts anywhere from six to twelve weeks during which time locations are secured, casting comes to completion and the shooting schedule drawn. 'Principal photography' follows, spanning four to ten weeks, during which time the actual shooting of the film occurs. The 'post-production' stage follows, which often spans several months. During post-production the film is edited and music and sound effects are added resulting in a film negative from which prints are made for release by distributors to theaters.

As with production, the arrangements for distribution of a feature film vary greatly. The domestic theatrical market consists of the release of the film in theaters in the U. S. and Canada. Generally this market is the first stop on a film's theatrical release after which the foreign market is explored. It is not uncommon for distributors to pre-sell all or part of the exhibition rights of a film in certain markets (domestically or internationally). This is frequently desirable as it provides an immediate source of revenue for the film and may have the ancillary effect of creating interest in additional markets. It is possible that certain of these pre-sales may be accomplished even prior to the completion of the production. Again, Nazz expects to utilize professional relationships already established by Nick Stagliano and Lou Digiaimo, the Company's directors and officer, to enhance opportunities at this stage of distribution.

Following domestic and foreign exhibition a film is further exploited by the release of home video, by exhibition on pay per view and pay television, increasingly through online distribution, and by exhibition on network television. Thereafter, there may be a second run of cable and network exhibition before the film is ultimately released for syndication to other independent television stations.

Product Life Cycle

Motion pictures generally continue to play in theaters for up to three months if generating positive returns and up to six months or longer following their initial release if highly successful. Motion pictures are generally released in Canada concurrent with release in the U.S. and may concurrently or sequentially also be released in one or several other foreign markets. Following theatrical release, production and distribution companies seek to generate down-stream revenue by distributing movies through a particularized sequential release through various channels of exclusive distribution.

Model Film Release Windows

Release Period	Following Theatrical Release	Approximate Release Duration
Theatrical	(immediate)	0-3 months

Home video/DVD (direct retail and on-line)	3-6 months	1-3 months
Pay per-view and VOD	4-8 months	3-4 months
Pay television	9-12 months	18 months
Network or basic cable	28-48 months	18-60 months
Syndication	48-70 months	12-36 months
Licensing and merchandising	Concurrent	Ongoing
All international releasing	Concurrent	Ongoing

The Company intends to establish production relationships with A-list talent for specific projects, creating a diverse multi-genre slate of films. The Company is structured to maximize relationships with talent and to package and produce a high profile slate of films. It intends to do so because of its extensive history of past high quality films which management has worked on. Whenever applicable, the Company will contact actors directly who they have worked with before, and/or approach their agents and managers whom they also have past direct experience with. Under the Company's current plan to use funds to develop quality scripts, management believes that this will enable it to successfully attach and thus "package" its projects with actors and key creative crew who are interested in performing in these quality independent films for lower than there normal studio rate.

The Company will utilize a scalable, low-overhead approach to film making providing a risk adverse model for both greater creative freedom and a higher rate of return for the Company's equity partners. It will do so by being flexible in its budgeting approach to spend only a proper amount of funds specific to each project as the project's budget size and potential revenue return so warrant. By investing Company funds to develop the projects directly, the company will enhance its ability to attract name talent both in front of and behind the camera. Once the Company develops a project sufficiently to its liking it can approach both domestic and international distributors to begin collecting a wide range of sales estimates for that specific film and then, based on a general consensus of these estimates, scale the films budget accordingly to better fit the expected revenue returns.

Nazz believes that cost-efficient, independent films with commercial elements are currently underserved in the feature marketplace. The Company's main focus will be to leverage its extensive talent relationships and industry experience to create a slate of 4-7 feature length motion pictures principally in the $500,000 to $2 million range with bankable talent attachments, while retaining the flexibility to produce larger budget films if the opportunity arises.

Nazz will form, on a picture-by-picture basis, special purpose companies to take the greatest advantage of various tax, subsidies, co-production, or other benefits available to each of the respective productions. In certain cases, this will include the use of foreign companies, which will enable qualifying film projects to use foreign "Soft Money". Such subsidies allow the Company to significantly mitigate the financial risk of each picture because these government funds are "nonrecoupable". In other cases, when a project is

U.S. based, the Company intends to make use of any city, state and federal tax credits (for example the 2004 US Tax code 181). The Company intends to retain the majority of the equity in its slate of films in order to build significant ownership in a film library. The Company will, according to its financing model, retain copyrights and international distribution rights wherever possible.

With regard to distribution and print and advertising, management envisions a first look/co-financing arrangement with a leading international sales organization. In this scenario, the Company will attempt to enter into an agreement, either exclusive or non-exclusive, with a quality company whereby that company (third party) has the right to evaluate the Company projects and if mutually agreed, secure the international rights to license that project for a negotiated minimum guarantee as well as per territory guarantees. This deal also will usually guarantee a minimum amount of funds that the international sales organization will spend to market the films. In this scenario, the Company will use the minimum guarantees to help finance the production of the film, thus limiting its risk.

The Company intends to collect revenue for its products and services in several ways.

Domestically:

1) Producer Fees – The Company intends to charge for the services of key personnel on a picture-by-picture basis in line with industry standard fees associated with employees of the same level of experience. While each film will be negotiated on a picture-by-picture basis, general fees for the producer (s) range from 5%-10% of the film's budget. The Company currently expects to charge fees in the $50,000 - $100,000 per film. On *The 24th Day*, the Company received $12,500 for the services of Nick Stagliano as Producer. On *The Florentine*, the Company received $25,000 for the services of Nick Stagliano as Producer.

2) Producer Development and Production Services Fees – as these services are provided on a picture-by-picture basis the Company intends to collect additional fess in the 3% - 5% of the film budget. Again, depending on the ultimate final budget of the film, these fees could total in the $30,000 - $50,000 range per film. On *The Florentine*, Nazz received $25,000 for its services.

3) Domestic Film Sales and Rentals – Once production is finished on each film the Company intends to sell each film on a picture-by-picture basis to the highest bidder for the domestic rights to license the film in all formats. While these final numbers will depend on a variety of influences (name talent, quality of final product, market acceptability), historically the domestic market can pay anywhere from 20% - 100% of the film's budget. The Company has specifically experienced prices for its 2 feature films *The 24th Day* and *The Florentine* in the 60% and 18.5% respectively.

Generally, producer fees do not "cost" anything to provide other than the actual time/work required by employees of the Company. Development costs whatever is necessary to attach necessary elements and is usually reimbursed dollar for dollar out of a films budget. Production services fees are generally just the overhead mark up that a company charges to help cover its general overhead that is also spent at the company level, and is usually 5-10% of the budget based upon agreement.

Internationally:

The following chart represents the price generally paid by international territories for independent films based on the final estimated budget of each film. *Chart compiled by *Hollywood Reporter*, 2005

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EUROPE				
France	$35-$75	$75-150	$150-375	$375-850
Germany/Austria	60-100	100-300	300-500	500-1.2M
Greece	5-10	10-30	30-50	50-90
Italy	50-100	100-250	250-550	550-1M
Netherlands	25-50	50-90	90-150	150-300
Portugal	10-20	20-40	40-80	80-150
Scandinavia	40-80	80-200	200-300	300-600
Spain	40-80	80-150	150-400	400-1M
United Kingdom	40-75	75-200	200-450	450-1M
ASIA/PACIFIC				
Australia/NZ	$25-$40	$40-75	$75-125	$125-225
Hong Kong	5-15	15-25	25-75	75-125
Indonesia	10-15	15-30	30-50	50-100
Japan	40-100	100-250	250-600	600-1.2M
Malaysia	5-10	10-25	25-75	75-125
Philippines	5-10	10-35	35-75	75-125
Singapore	10-15	15-30	30-75	75-125
South Korea	30-75	75-250	250-450	450-800
Taiwan	10-40	40-100	100-200	200-350
LATIN AMERICA				
Arg/Par/Uru	$5-15	$15-30	$30-60	$60-100
Bol/Peru/Ecu	5-10	10-20	20-40	40-60
Brazil	10-25	25-50	50-100	100-200
Chile	5-15	15-25	25-40	40-60
Colombia	5-10	10-20	20-35	35-75
Mexico	25-60	60-125	125-300	250-500
Venezuela	5-10	10-20	20-40	40-75
EAST EUROPE				
Czech/Slovakia	$10-$20	$20-$50	$50-75	$75-175
Hungary	10-30	30-60	60-100	100-200
Poland	10-30	30-75	75-125	125-200
Russia	20-40	40-150	150-300	300-550
Former Yugoslavia	5-10	10-15	15-25	25-50
OTHER				
China	$5-$20	$20-$40	$40-$75	$75-$150
India	10-20	20-40	40-60	60-125
Israel	5-10	10-15	15-25	25-50
Middle East	5-10	10-20	20-40	40-90

Pakistan	2-5	5-10	10-20	20-30
South Africa	10-15	15-30	30-50	50-90
Turkey	10-25	25-50	50-90	90-125
				Figures in $ thousands

In order to achieve profitability the company intends to begin production on the feature film *Nebraska Fish and Game*, which it currently owns outright, within the first 6 months of 2007. The Company paid $32,500 for the rights to *Nebraska Fish and Game.* At the presently anticipated budget range, the company expects to see revenue for its production services and for the professional services of Nick Stagliano, our Chairman, Chief Executive Officer and President, as producer and director in the $150,000 range.

Presently, the Company owns 97% of the rights in *Nebraska Fish and Game*, however, financing for the project has not been secured nor commenced. The Company has invested approximately $60,000 for the development of the film to date. The Company currently does not have a distribution agreement to license the rights to this film. Although the Company currently owns a 97% ownership interest in *Nebraska Fish and Game*, since no outside financing for the film has been sought, the Company can not accurately determine how profits and losses for the film will be distributed as these terms will vary greatly from project to project and depending on the level of interest from outside financing sources

Currently the Company does not have any sales contracts to sell, show and distribute its films. The projected revenue for each project is based on the current anticipated budgets of each film and is consistent with industry standard fees charged for services with similarly experienced professionals. While each film will be negotiated on a picture-by-picture basis, general fees for the producer (s) range from 5%-10% of the film's budget. For production services and development work, The Company intends to collect additional fees in the 3% - 5% range of the film's budget, which also fall well within the industry standard charges for similar services.

Within the 2nd half of 2007 the company plans to begin production on its second feature film currently anticipated to be *Bulls' Night Out*, which it already has a contract in place with Louis Digiaimo Jr. for the production services as well as the producing, directing and co-writing services of Mr. Stagliano, estimated to be at the $250,000 range. The terms of the transaction with respect to *Bulls Night Out* are as follows: for the services of Nick Stagliano, director and officer of the Company, as writer, he will receive $25,000. In addition, for his services as director, Mr. Stagliano will receive 2% of the final budget of the film, with a minimum of $80,000; and for his services as producer, Mr. Stagliano will receive 1% of the final budget of the film, with a minimum of $40,000 plus 45% of the net profits, if any, of the film. Mr. Stagliano has a services contract on this film because it is a co-production with Mr. Lou Digiaimo Jr., the son of Mr. Digiaimo, a director of the Company.

In the 4th quarter 2007, the company anticipates that it will see additional revenue from its equity position in *Nebraska Fish and Game*, and currently expects that this sum for an advance to license the distribution rights to the film should be $300,000 - $500,000. Although since financing for the film project has not been secured nor commenced, the actual distribution of proceeds cannot be determined. The Company has estimated the advance to be in the range of $300,000 - $500,000 based upon experience with similar projects. There is no license agreement with respect to the distribution of *Nebraska Fish and Game* as of the date of this offering statement.

By the Spring of 2008, the Company plans to be in production on its third feature film, presently *The Need*, which is an original screenplay written by Nick Stagliano, our Chairman, Chief Executive Officer and President, and assigned a first look ownership position with Nazz.

In the 2nd quarter of 2008, the company also expects to begin collecting additional revenue from advances on the distribution rights to *Bulls' Night Out*.

By 3rd quarter of 2008 Nazz plans for production on its 4th feature film currently *Heart of Marble*. This is an original screenplay being written by Mr. Stagliano based on his original idea. The 1st draft is finished and the company has a first look through its deal with Mr. Stagliano..

Also, by 4th of quarter 2008 the Company intends to begin acquiring outside story ideas, screenplays and films in order to increase its revenue potential. Nazz expects to begin receiving revenue from the release of *The Need*, as well as additional sales from *Nebraska Fish and Game* and *Bulls' Night Out*.

The Company also intends to start its expansion into television production as well as music distribution by this time.

Within the first 6 months of 2009 the Company plans to start production on its 5th feature film which is yet to be determined. This project will either be acquired from Nick Stagliano, our Chairman, Chief Executive Officer and President, under his first look deal, or purchased or commissioned by outside sources. The Company anticipates having enough working capital to secure rights to several quality projects for its 5th and 6th films.

The 6th film will begin production by the 3rd quarter of 2009 and again Nazz will continue to collect revenue from its production services as well as the producing service of Mr. Stagliano. Additionally, the Company will start to collect advance fees for the distribution rights to Film #5. Any remaining revenue from Films 1-4 will also generate additional revenue for the Company as those films start their sales and distribution to the international markets.

Competition

Motion picture production and distribution are highly competitive businesses. Nazz will need to successfully compete with the major studios, numerous independent motion picture and television production companies for the acquisition of literary and film properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing. Ultimately, our motion pictures will compete with other production and distribution companies for audiences and exhibition outlets.

Major studios have historically dominated the motion picture industry. The term major studios is generally regarded in the entertainment industry to mean: Universal Pictures ("Universal"); Warner Bros.; Twentieth Century Fox; Sony Pictures Entertainment ("Sony"); Paramount Pictures; and The Walt Disney Company ("Disney"). Competitors less diversified than the major studios and considered "mini-majors" include Dreamworks SKG, New Line Cinema, Miramax, Lionsgate and The Weinstein Company. Smaller independent companies that Nazz will also compete with include IFC Films, Greenestreet Films and Peace Arch Entertainment, just to name a few.

Furthermore, we compete with alternative forms of entertainment, such as live productions, sporting events, outdoor recreation and other cultural activities. The success of any of our motion pictures is therefore dependent not only on the quality and acceptance of our own products, but also on the quality and acceptance of other competing motion pictures and alternative forms of entertainment.

We believe the Company can effectively compete for the following reasons:

Strong Management Team with a Successful Track Record. Our creative and production management team, led by Nick Stagliano and Lou Digiaimo have proven track records in the motion picture industry. This is most readily displayed by reviewing just some of their combined films including: *The 24th Day, The Florentine, Donnie Brasco, Dinner Rush, An Everlasting Piece, Falcone, Gladiator, Hannibal* and many others that are highlighted in the management section.

Creative and Experienced Talent. Our lead producer and manager of acquisitions of literary and film property, Nick Stagliano, officer and director of the Company, has a proven track record as a lead producer and is a veteran in several aspects of the industry including productions, distribution and financing. Mr Stagliano's career as a lead producer of independent film is most highlighted by *The Florentine* and *The 24th Day* as well as the made for television holiday film, *Home of Angels*. Lou DiGiaimo, director of the Company, joins Mr. Stagliano on the creative and management side of productions, particularly as a casting director for both major studios and independent film (see "Management" section).

Financial Approach. Our main criteria for evaluating our projects and proceeding into production will be that we have received various tax refunds/rebates, subsidies, co-production funds, or other benefits so that we have approximately 50% of a film's budget covered from outside sources. In certain cases, this will include the use of foreign companies, which will enable qualifying film projects to use foreign "soft money". Such subsidies allow the Company to significantly mitigate the financial risk of each picture because these government funds are "nonrecoupable". Additionally, we will attempt to receive sales estimates from at least 3 distribution companies that validate the potential revenue of each film before we proceed to production. We believe that our disciplined acquisition and production models will minimize the financial risks often associated with film acquisition, production and distribution by procuring co-production agreements, pre-selling international distribution rights, emphasizing efficient production schedules and entering into agreements with top talent attracted in part by the films we seek to develop and produce. While such strategies may limit the potential revenues of certain projects, we believe that this approach will create operating and financial stability and allow us to reserve capital to pursue additional opportunities.

Marketing

The Company plans to specifically devote a portion of its working capital funds to foster its introduction onto the world entertainment stage in the following ways:

Festival Attendance - The Company intends to send key personnel to major film festivals and strategically significant markets around the globe. We believe this will prove essential to our long term plan of operations for the Company in its plan to emphasize "pre-sale" output deals with international distributors as well as setting the stage for the Company's introduction as its own international sales and distribution division. The key festival/markets are: Sundance, Berlin, Cannes, Toronto and the American Film Market. The costs associated with attendance at these markets is anticipated to be in the $5,000 - $25,000 range depending on which and how many festivals are attended.

Trade Advertisements - The Company intends to advertise its slate of productions in important industry trade magazines including: Variety, Hollywood Reporter, Screen International and Filmmaker, as examples. These costs are estimated to be approximately $5,000 per year.

Industry Recognition - The Company intends to market itself to the industry by joining industry organizations such as: The Independent Feature Project at a cost of $100 per year and the Producer's Guild of America if applicable.

Website - The Company will launch its own website that will highlight all of the companies current and future products as well as linking the viewer to specific web pages set up on a project by project basis to better introduce each film to domestic and international audiences and eventually participate in direct merchandizing. As of the date of this offering statement, the Company has not spent any funds on its website but it plans to spend approximately $2,500 to development a basic site and ultimately expand to approximately $10,000 on its full development site.

Direct Merchandise Marketing - In addition to using the internet to introduce our projects to world film audiences, we also intend to use our website to sell our various merchandizing products directly to the consumer. Some products will include: hats, jackets, mugs, posters and a variety of both company and individual project related products. Additionally, we will have links for consumers to go directly to where they can purchase DVD/VHS tapes of our films. The costs for these various merchandizing products will be more clearly defined once each specific product is evaluated and approved by the Company. At that time, the Company will approach experienced manufacturers to bid the jobs out on a product-by-product basis.

Nazz will begin the marketing strategy described above immediately and has recently joined The Independent Feature Project, which will help the Company by receiving significant discounts on production related services, as well as invitations to industry related events, screenings and seminars/panels where Nazz will begin to introduce itself more heavily into the film market.

Additionally, Nazz attended The American Film Market in Los Angeles in November 2006 to meet directly with sales, production and distribution companies in the motion picture business worldwide. Nazz will continue to strengthen its already existing relationships with companies as well as introduce itself more aggressively onto the world stage. The scope of these results will help establishing new markets to sell our product as well as start to create a bidding war among several film buyers which will enhance the Company's revenue potential for each film. We believe that this is best accomplished by personally meeting individual representatives for the various sales companies and distributors and presenting a more professional and personal approach to each project. By presenting the specific project directly and personally to several companies, a personal rapport is established and then periodic follow-ups via phone and email continue to keep our projects fresh in the buyers minds and on their potential slate of acquisitions. Also by attending these markets and festivals personally the Company will enhance its opportunity to meet additional existing companies as well as new companies that may be interested in our films.

The Company website plans to launch by March 2007 and the results of this marketing event will be immediate in that both buyers and audience alike will be more readily able to track the companies' product line as well as begin to purchase directly Company ancillary products such as hats, shirts, jackets and other advertising models.

Nazz intends to market its film product through the engagement of motion picture distributors on a picture-by-picture basis. Motion Picture distributors are responsible for the direct prints and advertising budgets and services of each film. Generally, working directly with the Company, a film distributor will develop a specific publicity campaign for the film. Once the campaign is agreed upon, the distributor advances funds (called P & A funds for "prints and advertising"), which are usually an agreed upon amount of at least 20%-50% of the film's production budget. Posters and One-Sheets are produced, as well as the trailer of the film, which the distributor sends out far in advance of the film's release to generate significant interest.

In collaboration with the film's publicist, the distributor and producer arrange a wide variety of events and promotions to market the film, including press and celebrity screenings, parties, and promotional product sponsored gatherings. The internet is also crucial in the marketing of the film and the unit publicist along with the producer and distributor begin as early as possible to create the "buzz" on the world wide web through various film and entertainment related websites, as well as specific sites targeted for the core audience.

Simultaneously, the film is marketed directly to film buyers and theater owners through screenings at various film festivals and markets around the world. The key festival/markets are: Sundance, Berlin, Cannes, Toronto and the American Film Market.

The success of independent films can be significantly increased by enhancing the degree of consumer awareness for both theatrical and home video release. Promotional partnerships with well recognized consumer products and services companies provide substantial consumer awareness generated for independent films in exchange for providing the consumer products or services company with the opportunity to associate with additional niches of popular culture. Nazz intends to vigorously pursue such relationships in order to both supplement its production budgets and to generate publicity. Currently, Nazz does not have any licensing arrangements with consumer products or services companies.

The promotional partnerships that the company will attempt to develop are currently planned on a project-by-project basis and include what is known as "product placement", where a consumer product company will either pay to have their product appear in the Company's film, or provide the product free of charge to be used in the film, or a combination of both. Each film demands a variety of products which might be used in this manner. Some examples of products which the Company plans to pursue are Alcoholic beverages, vehicles, food, clothing and jewelry to name a few.

In order to achieve profitability the Company intends to begin production on the feature film *Nebraska Fish and Game*, which it currently owns, within the first 6 months of 2007. At the presently anticipated budget range, the Company expects to see revenue for each of its production services and for the professional services of Nick Stagliano, our Chairman, Chief Executive Officer and President, as producer and director in the $150,000 range. Fees are in the $150,000 range based on current rates charged by other professionals with our level of experience in the film business for budgets of the currently anticipated range of $1,000,000. While each film will be negotiated on a picture-by-picture basis, general fees for the producer (s) range from 5%-10% of the film's budget. The Company intends to collect additional fess in the 3% - 5% of the film budget for its development and production services work. The budget currently for the film is $1,000,000 and can be adjusted in either direction based on several factors, most notably the final cast attachments. Our actual expenses for the development of this project to date are well within the anticipated costs set forth in this budget.

Within the 2nd half of 2007 the company plans to begin production on its second feature film currently anticipated to be *Bulls' Night Out*. The script is written and it is anticipated that an additional rewrite or polish will be needed before production begins. Once the Company finishes production on its first film, then more active work on *Bulls' Night Out* will begin. The budget for this film has not been fully developed at this time but the Company currently anticipates that it will be in the $2,000,000 - $2,500,000 range.

Additionally, the first draft screenplay for *The Need* has been written and this project is awaiting a rewrite as well. Production is currently anticipated to cost between $500,000 and $1,000,000. A preliminary budget of $500,000 has been prepared by management. The Company also intends to continue the story development of its project *Heart of Marble*, and to deliver at least a first draft screenplay by the end of 2007.

Employees

As of the date of this offering statement, the Company had one employee, Nick Stagliano, Chairman, Chief Executive Officer and President of the Company. The Company anticipates it will have 1-5 employees within the next 12 months. Of these employees, management of the Company anticipates that 1 will be clerical, 1 will be administrative and the remainder will handle acquisition and development duties. Management has currently estimated approximately $25,000 - $50,000 budgeted for employees on an as needed basis as the company continues to expand. Such amounts are included under the professional fees and working capital sections of the use of proceeds. Management does not expect to incur any recruiting expenses in this regard.

The Company believes that its future success will depend in large part on its ability to attract and retain highly-skilled managerial, sales, technical services, customer support and product development personnel. Competition for qualified personnel in the film production and distribution industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could materially adversely affect on the Company's business, operating results or financial condition.

Litigation

The Company is not a party to any material legal proceeding.

Determination of Offering Price

The management of the Company has determined the Offering Price arbitrarily in its sole discretion. Prior to the Offering, there will be 50 million shares outstanding, implying a pre-offering enterprise valuation for the Company of $2,500,000 (50,000,000 x $0.05). The management believes that this is an appropriate price for the Offering, however, management has no basis for the arbitrary price. Mr. Stagliano paid $100.00 for his shares of common stock of the Company (as of the date of this Offering, 50,000,000 shares of common stock) upon formation of the Company in April 1990.

It is anticipated that expenses pursuant to this offering will consist of $50,000 in legal fees to be paid to the attorney's for the Company, Cohen & Czarnik, LLP as well as up to

$5,000 of miscellaneous costs and expenses (i.e., printing, state filing fees, copying and express courier services).

Item 7. Description of Property

Facilities

The Company does not own any real estate. The Company's principal operations are located at 214 Sullivan Street, 2C, New York, NY 10012 (approximately 150 sq. feet in office space and 250 sq. feet in ancillary space for administrative space) which it leases on a month to month basis for $400 per month from Mr. DiGiaimo, a member of the board of directors of the Company. The rent price is market based.

The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of December 31, 2006:

Name	Positions with the Company	Age	Position Held Since
Nick Stagliano	President, Chief Executive Officer and Chairman of the Board of Directors	48	1990
Louis DiGiaimo	Director	66	2005

Nick Stagliano, Chairman, Chief Executive Officer and President - 48
214 Sullivan Street – Suite 2c, New York, NY 10012 212-475-6270

Mr. Stagliano is a graduate of NYU's Graduate Film Institute in 1985 and an award winning film director (Tisch School of the Arts Fellowship Award; Nashville Film Festival Award – Honorable Mention Best Feature Film for *The Florentine*). Mr. Stagliano is also a Tisch School of the Arts scholarship winner as well as the TSOA Fellowship Award recipient. In 1980, Mr. Stagliano received a bachelors' degree (English and Communications) from Villanova University (Cum Laude). Mr. Stagliano has worked for Nazz since its inception as its Chairman, Chief Executive Officer and President. During his tenure, Nazz' projects (current and past) include the following:

2004-present -: Producing and directing the drama "Nebraska Fish and Game".

2002–present - Co-producing and directing the cop thriller "Bulls' Night Out" with Lou Digiaimo (Donnie Brasco, The Godfather, Hannibal, Gladiator).

2002-03 - Produced the feature film version of the award winning play, *The 24th Day* starring James Marsden and Scott Speedman for Nazz. The film had its World Premiere at the 2004 Tribeca Film Festival in New York City. After that, the film made its theatrical premiere in New York before moving out throughout the country where it was held over for 4 weeks in Dallas. Most recently, the film had its West Coast Premiere at the prestigious Outfest in Los Angeles. After its theatrical run in Los Angeles, the film was released through Universal Studios on home video in the Fall of 2004. To date, the film has been invited to over 10 festivals throughout the world, and has sold to over 20 international territories. It has screened at Cannes, Milan and the AFM.

1997-1999 - For the predecessor entity to Nazz, Mr. Stagliano produced and directed "The Florentine", which was Mr. Stagliano's first feature film under his Nazz banner. The film stars Jeremy Davies, Michael Madsen, Chris Penn, Luke Perry, Tom Sizemore, Mary Stuart Masterson, Virginia Madsen, Hal Holbrook, Burt Young and James Belushi. This film was executive produced by Francis Ford Coppola. It features music by Bruce Springsteen, Bob Dylan, Tom Waits, Elvis Costello, Lucinda Williams and an original score by Marco Beltrami (T3, Hellboy, Scream, The Practice). The film won Special Jury Award, best narrative feature at the 2000 Nashville Film Festival. It was invited to the Mavericks Film Festival in London, England and screened at Cannes, Milan and in Los Angeles as part of the American Film Market. After a limited theatrical release the film premiered on HBO and the STARZ network. To date, the film has sold to every major international sales territory including Germany, Japan, Spain, Italy, the U.K. and France.

Louis DiGiaimo, Director - 66

214 Sullivan Street – Suite 2C, New York, NY 10012 212-253-5510

Mr. DiGiaimo has been a director of the Company since 2005. Since 1966, Mr. DiGiaimo has worked as the principal and founder of Louis DiGiaimo and Associates a casting agency. As an established casting director Lou DiGiaimo's credits include: *Hannibal, Gladiator, Sleepers, The Juror, White Squall, Blue Chip*'s, *Thelma & Louise, Homicide, 1492, Rain Man, Good Morning Vietnam, Tin Men, 29th Street, The Package, 52 Pick-Up, The French Connection* and *The Godfather*. He won an Emmy for his casting of the critically acclaimed television series *Homicide: Life on the Streets*. In addition, since 1995, Mr. DiGiaimo has worked as the principal and founder of Silk City Productions, a film production company. Mr. DiGiaimo is currently producing a television project, *The Demon Squad*, in association with Wes Craven and Dimension. Most recently he produced *Dinner Rush*, starring Danny Aiello; *Donnie Brasco*, starring Al Pacino and Johnny Depp; *An Everlasting Piece*, directed by Barry Levinson and the television series *Falcone* for CBS. In all, Louis DiGiaimo has worked with some of

Hollywood's most noted directors including Oscar winners Francis Ford Coppola, William Friedkin, Barry Levinson and Ridley Scott.

Board Composition: The Board of Directors is currently comprised of two directors. The directors are Nick Stagliano and Louis DiGiaimo. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors devotes substantially full time to the affairs of the Company. There are no other family relationships among any of the directors, officers or key employees of the Company.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Pennsylvania corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Pennsylvania law, including in circumstances in which indemnification is otherwise discretionary under Pennsylvania law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 9.Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the highest paid persons who are directors or executive officers as a group during Company's last fiscal year:

Name of individual or identity of group	**Capacities in which remuneration was received**	**Aggregate annual remuneration**
Nick Stagliano	President, Chief Executive Officer and Chairman of the Board of Directors	$60,000
Louis DiGiaimo	Director	$ $0

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Class of Stock
Common Stock	Nick Stagliano 1931 Berkley Road Norristown, PA19403	Chairman, Chief Executive Officer and President	50,000,000	100.00%
Preferred Stock	Nick Stagliano 1931 Berkley Road Norristown, PA 19403	Chairman, Chief Executive Officer and President	100,000	100.00
Common Stock	Louis DiGiaimo 37 Lehigh Way Oakland, NJ 07436	Director	0	0%
Common Stock	All directors and executive officers as a group (2 persons)		50,000,000	100.00%
Preferred Stock			100,000	100.00

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of December 31, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Item 11. Interest of Management and Others in Certain Transactions

The Company's principal operations are located at 214 Sullivan Street, 2C, New York, NY 10012 (approximately 150 sq. feet in office space and 250 sq. feet in ancillary space for administrative space) which it leases on a month to month basis for $400 per month from Mr. DiGiaimo, a member of the board of directors of the Company.

Item 12. Securities Being Offered

Common Stock: As of the date of this registration statement, there were 50,000,000 shares of Common Stock outstanding that were held of record by one stockholder, Nick Stagliano. Mr. Stagliano paid $100.00 for his shares of common stock of the Company upon formation of the Company in April 1990. There will be a maximum of 61,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably (with holders of Preferred Stock (assuming conversion of the Preferred Stock at the time of such liquidation, dissolution or winding up) in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Preferred Stock: At September 30, 2006, there were no shares of preferred stock issued or outstanding. On October 24, 2006, the Company issued a total of 100,000 shares of preferred stock for services rendered to the Company by Nick Stagliano. The value of the services rendered was $1,000. The value of the 100,000 shares of preferred stock was determined by the board of directors including Mr. Stagliano, the purchaser of the preferred shares, without any independent valuation or other valuation analysis. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of such security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchaser of security were sophisticated and accredited investors; (iv) the offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, the purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering").

Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors Each Preferred Share shall automatically be converted into 250 shares of common stock of the Company at any time at the option of the Company. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of October 25, 2006 there were 100,000 shares of Series A Preferred Stock outstanding and if a vote of all of the shareholders occurred as of the date of this offering, each Preferred Stock would be entitled to 550 votes.

On October 10, 2006 the Company issued a Note for services to Pegasus Advisory Group, Inc. The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. At any time, Pegasus may convert, in whole or in part, the principal and accrued interest on the Note into shares of common stock of the Company based upon the conversion price of 0.05.

The holders of Preferred Stock are entitled to receive ratably (with holders of Common Stock) such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to share ratably (with holders of Common Stock) in all assets remaining after payment of liabilities, if any, then outstanding.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock is Island Stock Transfer located at 100 Second Avenue S., Suite 300N, St. Petersburg, Florida 33701 and its telephone number is: (727) 287-0010.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 61,000,000 shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering will be sold pursuant to Regulation A of the Securities Act of 1933, as amended, and, subject to state law may be issued without a restrictive legend. The remaining 50,000,000 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 600,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

Prior to this Offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing un-audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

Part F/S Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Financial Data Selected Statements of Income (Loss) Data:

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors. Notwithstanding anything contained herein to the contrary, the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect the Company from liability in connection with any statements made in connection with this offering.

Introduction and Nature of Business

Nazz is a film production and entertainment company that not only produces, but also invests in, and distributes independent films, television programming, and related entertainment media content.

Selected Financial Data

RESULTS OF OPERATIONS:	Fiscal Year ended, December31, 2006	December 31, 2005
Total revenues	$ 13,100	$ 14,448
Net loss	$ (312,070)	$ (209,252)
Net loss attributable to common stockholders	$ (312,070)	$ (209,252)
Basic and fully diluted loss per common share	$ (0.006)	$ (209.25)
Weighted average common shares outstanding	50,000,000	1,000

Overview

Fiscal Year ended December 31, 2005 compared with Fiscal Year ended December 31, 2004

Overall Financial Situation. The Company had revenues of $14,448 for the fiscal year ended December 31, 2005, a decrease of $5,423 or 27% from the fiscal year ended December 31, 2004. The Company's revenues consisted mainly from its film production consulting services. These services included $13,000 paid for Nick Stagliano's cast consulting services by Lou Digiaimo Jr., $548 paid for Nick Stagliano's speaking engagement by The Northwest Screenwriter's Guild and $900 paid for production services by 24th Day Productions for company maintenance. The Company has operating expenses of $200,904 for the fiscal year ended December 31, 2005, an increase of $179,659 or 846% from the fiscal year ended December 31, 2004. The increase is primarily due to the continued development of Nebraska Fish and Game as well as other film projects in its development slate. The Company's operating expenses includes the costs and expenses of its vendors and subcontractors that provide services on behalf of the Company in connection with its film production services. For the fiscal year ended December 31, 2004, the Company had revenues of $19,871 with costs of revenues of $41,116. Of this, $2,021 was paid by 24th Day Productions for return of investment, $5,000 was paid by 24th Day Productions for Nick Stagliano's producing fee, $5,000 was paid for Nick Stagliano's distribution consulting services by Abramarama, $5,000 was paid for Nick Stagliano's film acquisition consulting fees by Screen Media Films and $350 was paid for the Company for the screening fee of its film The 24th day by The Long Island Film Festival. The Company had stockholders' deficiency at December 31, 2005 in the amount of $287,813, an increase of $209,252 from the stockholders' equity at December 31, 2004 of $78,561. This decrease is primarily due to the net loss incurred in the last year.

Selling general and administrative expenses. Selling general and administrative expenses increased from the fiscal year ended December 31, 2004 by $174,236 or 424%, resulting in a loss from operations of $200,904 for the fiscal year ended December 31, 2005. Interest expense increased by $7,415 for the fiscal year ended December 31, 2005 from $1,482 for the fiscal year ended December 31, 2004. These expenses include rent, phones, internet, travel and entertainment, insurance, professional fees, printing, postage and supplies.

Revenues. The Company had revenues of $14,448 for the fiscal year ended December 31, 2005, a decrease of $5,423 or 27% from the fiscal year ended December 31, 2004. The Company's revenues consisted mainly from its film production consulting services. Specifically, these services included $13,000 paid for Nick Stagliano's cast consulting services by Lou Digiaimo Jr., $548 paid for Nick Stagliano's speaking engagement by The Northwest Screenwriter's Guild and $900 paid for production services by 24th Day Productions for company maintenance. The decrease in revenues was attributed to lack of any films in production at this time.

Fiscal Year ending December 31, 2006 compared with Fiscal Year ended December 31, 2005.

Overall Financial Situation. The Company had revenues of $13,100 for the fiscal year ended December 31, 2006, a decrease of $1,348 or 9% from the fiscal year ended December 31, 2005. The Company's revenues consisted mainly from its film production consulting services. These services included $5,000 for cast consulting services by Lou Digiaimo Jr., $5,000 for production services for 24th Day Productions LLC and $3,100 for story consultation by Neal Gumpel. The Company has operating expenses of $313,299 for the fiscal year ended December 31, 2006, an increase of $97,967 or 45%

from the fiscal year ended December 31, 2005. The increase is primarily due to the decision to (a) pay an (accrued) salary to Mr. Stagliano and (b) hire Pegasus Advisory Group as a consultant to the Company. The Company's operating expenses includes the costs and expenses of its vendors and subcontractors that provide services on behalf of the Company in connection with its film production services. The Company had stockholders' deficiency at December 31, 2006 in the amount of $587,783, an increase of $311,070 from the stockholders' deficiency at December 31, 2005 of $287,713. This decrease is primarily due to the net loss incurred in the last year.

Selling general and administrative expenses. Selling general and administrative expenses increased from the fiscal year ended December 31, 2005 by $97,967 or 45%, resulting in a loss from operations of $313,904 for the fiscal year ended December 31, 2006. Interest expense increased by $3,043 for the fiscal year ended December 31, 2006 from $8,897 for the fiscal year ended December 31, 2005. These expenses include rent, phones, internet, travel and entertainment, insurance, professional fees, printing, postage and supplies.

Revenues. The Company had revenues of $13,100 for the fiscal year ended December 31, 2006, a decrease of $1,348 or 9% from the fiscal year ended December 31, 2005. The Company's revenues consisted mainly from its film production consulting services. Specifically, these services included $5,000 for cast consulting services by Lou Digiaimo Jr., $5,000 for production services for 24th Day Productions LLC and $3,100 for story consultation by Neal Gumpel . The decrease in revenues was attributed to lack of any films in production at this time.

Part III Exhibits

Item 1. Index to Exhibits

No.	Exhibit	Attachment
2	Articles of Incorporation of the Company	1
2	Amendment to the Articles of Incorporation of the Company	2
2	Certificate of Designation of the Preferred Stock of the Company	3
2	By-Laws of the Company	4
2	Subscription Agreement	5
6	Promissory Note dated October 10, 2006, in favor of Pegasus Advisory Group, Inc.;	6
6	Amendment to Promissory Note dated January 2, 2007, in favor of Pegasus Advisory Group, Inc.	7
6	Writer/Director/Producer Services Agreement dated May 17, 2001 with Lou DiGiaimo, Jr. with respect to "Bulls Night Out"	8
11	Opinion of Cohen & Czarnik, LLP	9

Item 2. Description of Exhibits

(2) Charter and By-laws:
(6) Material Contracts:
(11) Opinion Re: Legality

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 21st day of February, 2007.

NAZZ PRODUCTIONS INC.

Nick Stagliano, Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Nick Stagliano, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE TITLE DATE

Nick Stagliano, Chairman, Chief Executive Officer and President and Director (Principal Executive Officer), February 21, 2007

Louis DiGiaimo, Director, February 21, 2007

Nazz Productions, Inc.

FINANCIAL STATEMENTS

Interim Statement as of December 31, 2006
Unaudited

(Prepared by Management)

Nazz Productions, Inc.
BALANCE SHEETS
(unaudited)

	)December 31 2006 $	December 31 2005 $	December 31 2004 $
ASSETS			
CURRENT ASSETS			
Cash and Equivalents	1,487	765	729
Total current assets	1,487	765	729
OTHER ASSETS			
Film investments	36,700	36,700	5,200
Intangible assets	200	200	200
FIXED ASSETS	300	300	300
Accumulated depreciation	(300)	(300)	(300)
Total assets	**38,387**	**37,665**	**6,129**
LIABILITIES AND STOCKHOLDERS' DEFICIENCY			
CURRENT LIABILITIES			
Accounts payable	130,945	84,193	53,880
Notes Payable (Note 5, 7)	250,185	241,185	30,710
Deferred Salary (Note 6)	60,000	0	0
Total current liabilities	441,130	325,378	84,590
Other Liabilities	0	0	0
Total liabilities	441,130	325,378	84,590
STOCKHOLDERS' DEFICIENCY			
Preferred stock $0.0001 par value (Note 4) 100,000 shares authorized None outstanding			
Common Stock at $0.0001 par value(Note 3) 500,000,000 shares authorized 1,000 shares issued and outstanding (1,000 December 31, 2005) (1,000 December 31, 2006)	100	100	100
Retained Earnings (Deficit)	(402,743)()	(287,813)	(78,561)
Total stockholders' deficiency	(402,643)(389,833)	(287,713)	(78,461)
Total liabilities and stockholders' deficiency	**38,387**	**37,665**	**6,129**

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

Nazz Productions, Inc.
STATEMENT OF OPERATIONS
(unaudited)

	December 31 2006 $	December 31 2005 $	December 31 2004 $
REVENUE	13,100	14,448	19,871
OPERATING EXPENSES			
Selling, general and administrative	101,299	215,352	41,116
Income (loss) from operations	(88,199)	(200,904)	(21,245)
OTHER			
Interest expense	(11,940)	(8,897)	1,482)
Other income (expense)	69	549	(74)
PRE-TAX INCOME (LOSS)	(100,070)	(209,252)	(22,801)
NET INCOME (LOSS)	(100,070)	(209,252)	(22,801)
NET LOSS PER COMMON SHARE	(100.07)	(209.25)	(22.80)
Basic	1,000	1,000	1,000
AVERAGE OUTSTANDING SHARES	(100.07)	(209.25)	(22.80)
Basic and fully diluted	1,000	1,000	1,000

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

Nazz Productions, Inc.
STATEMENT OF CASH FLOWS
(unaudited)

	December 31 2006 $	December 31 2005 $	December 31 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income (Loss)	(100,070)	(209,252)	(22,801)
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation	0	0	0
Increase (Decrease) in Accounts Payable	46,752	30,313	25,049
Increase (Decrease) in Deferred Salary	60,000	0	0
Net Cash Provided (Used) in Operations	6,682)	178,939	25,049
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of film assets	0	(31,500)	0
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase (decrease) in notes payable	9,000	210,475	(6,115)
NET INCREASE IN CASH	722	36	(3,867)
CASH AT BEGINNING OF PERIOD	765	729	4,596
CASH AT END OF PERIOD	1,487	765	729

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

The financial statements present fairly, in all material respects, the financial position of Nazz Productions, Inc. as of December 31, 2006 and the result of its operations for the year in conformity with accounting principles generally accepted in the United States of America.

Nazz Productions, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. THE COMPANY

The Company was organized in the jurisdiction of the state of Pennsylvania on April 2, 1990 as NAZZ Productions, Inc.

The Company's authorized share capital consists of 500,000,000 shares of common stock at a par value of $0.0001 and 100,000 shares of preferred stock at a par value of $0.0001. At December 31, 2006, the Company had 50,000,000 shares of common stock issued and outstanding.

On October 24, 2006 the Company designated 100,000 shares of Preferred Stock as Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of December 31, 2006 there were 100,000 shares of Series A Preferred Stock outstanding.

The Company is engaged in the marketing and distribution of entertainment media, specifically films. Product distribution is direct to users.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight line method over the estimated useful lives of the assets, ranging from five to fifteen years.

Investment in Films and Television Programs

Investment in films and television programs includes the unamortized costs of completed films and television programs which have been produced by the Company or for which the Company has acquired distribution rights, libraries acquired as part of acquisitions of companies, films and television programs in progress and in development and home video product inventory.

For films and television programs produced by the Company, capitalized costs include all direct production and financing costs, capitalized interest and production overhead. For acquired films and television programs, these capitalized costs consist of minimum guarantee payments to acquire the distribution rights.

Costs of acquiring and producing films and television programs and of acquired libraries are amortized using the individual-film-forecast method, whereby these costs are amortized and participation and residual costs are accrued in the proportion that current year's revenue bears to management's estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the films or television programs.

Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release or from the date of delivery of the first episode for episodic television series. For titles included in acquired libraries, ultimate revenue includes estimates over a period not to exceed twenty years following the date of acquisition.

Investment in films and television programs is stated at the lower of amortized cost or estimated fair value on an individual film basis. The valuation of investment in films and television programs is reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost. The fair value of the film or television program is determined using management's future revenue and cost estimates and a discounted cash flow approach. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film or television program. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films and television programs may be required as a consequence of changes in management's future revenue estimates.

Films and television programs in progress include the accumulated costs of productions, which have not yet been completed by the Company.

Films and television programs in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects in development are written off at the earlier of the date they are determined not to be recoverable or when abandoned, or three years from the date of the initial investment.

Film Investments consist of:

- $400 for *The 24th Day* and is the remainder of the original investment for 1 unit of the LLC and was used for production costs associated with producing that film. This picture was completed and released as previously stated.
- $36,300 for *Nebraska Fish and Game* and consists of money spent to acquire the literary rights to the screenplay from the writer. This picture is currently in development.

Film Costs

Film costs include costs to 1) acquire rights or films, 2) project development (the process whereby underlying material, such as a book, manuscript or screenplay, are made ready for production into a motion picture by creating a finished screenplay which takes in to account the desires of the creative elements as well as the constraints of the budget and production schedule), 3) project packaging (the process whereby creative elements, such as directors and actors, are attracted to and agreements are made for them to perform their services in connection with the picture), and/or 4) produce feature motion pictures.

Production costs mainly consist of acquisition costs, salaries, equipment, and overhead. Production costs in excess of the amounts reimbursable by the actual production entity are capitalized. Once production on a particular film project commences, Nazz begins to derive producer fees. Nazz's primary source of revenue is motion picture production fees. Production costs capitalized on a particular film project are amortized in the proportion that the revenue received during a period bears to the anticipated total gross revenues for that film. Estimates of anticipated total gross revenues for all film projects are reviewed periodically and revised when necessary. Un-amortized film production costs are also compared with net realizable value each reporting period on a film-by-film basis. If estimated gross revenues are not sufficient to recover the un-amortized film production costs, the un-amortized film production costs are written down to their estimated net realizable value.

During 2007, the Company expects to amortize 30% of capitalized costs attributable to completed films. The Company is required to amortize film costs using the individual-film-forecast method. The method amortizes or accrues film costs as the ratio of current period actual revenue to estimated remaining unrecognized ultimate revenue (as of the beginning of the current fiscal year).

Through the end of 2009, the Company expects that 80% of capitalized film costs for released films will be amortized. By the end of 2010, more than 80% of such costs are expected to have been amortized.

Exploitation Costs
All exploitation costs, including marketing costs, are expensed as incurred.

Participation Costs
Estimates of unaccrued ultimate participation costs, if any, are used in the individual-film-forecast-computation to arrive at current period participation cost expense. Participation costs are determined using assumptions that are consistent with Nazz's estimates of film costs, exploitation costs, and ultimate revenue. If, at any balance sheet date, the recognized participation costs liability exceeds the estimated unpaid ultimate participation costs for an individual film, the excess liability is reduced with an offsetting credit to unamortized film costs. To the extent that an excess liability exceeds unamortized film costs for a film, it is credited to income. Participation costs are not currently a factor on any of Nazz's film projects.

During 2007 the Company does not expect to pay any costs related to accrued participation liabilities.

Revenue Recognition
Revenue from the distribution of motion pictures is recognized as earned under the criteria established by SOP 00-2. Nazz's revenue cycle is generally one to three years, with the expectation that substantially all revenue will be recognized in the first two years of individual motion pictures. In accordance with SOP 00-2, Nazz considers revenue earned when all of the following have occurred:

- Nazz has a valid sale or licensing agreement in place.
- The motion picture is complete and in accordance with the agreement with the customer.
- The motion picture has been delivered or is deliverable.
- The license period has begun.
- The revenue is fixed or determinable and collection is reasonably assured.

The Company recognizes revenue from the development, production, and production services earned under the criteria established by SOP 00-02 as follows:

1. Producers Fees - Producer fees are recognized upon receipt of the fees and delivery of the related services. If upon receipt of the fees all services have not been provided, the fees are deferred and recognized as the services are performed;

2. Royalties - Royalty and profit participation are recognized when the amounts are known and the receipt of the royalties is reasonably assured. Accordingly, recognition generally occurs upon receipt (usually quarterly or semi-annually); and

3. Producer Development, Production Service Fees and Film Distribution Fees - As these services are provided, these fees are invoiced by the Company to the third party

financiers and producers and are recognized when the amount has been determined and receipt is reasonably assured.

Though currently our revenue and expenses are not material for any activities outside of motion picture production and distribution, the Company intends to report as separate assets on the entity's balance sheet if and when any revenues or expenses for outside activities become material. The Company currently does not anticipate any material events outside of motion picture production and distribution in the upcoming operating cycle.

Revenue from the sale or licensing of films and television programs is recognized upon meeting all recognition requirements of Statement of Position (SoP) 00-2 "Accounting by Producers or Distributors of Films". Revenue from the theatrical release of feature films is recognized at the time of exhibition based on the Company's participation in box office receipts. Revenue from the sale of videocassettes and digital video disks ("DVDs") in the retail market, net of an allowance for estimated returns and other allowances, is recognized on the later of shipment to the customer or "street date" (when it is available for sale by the customer). Under revenue sharing arrangements, rental revenue is recognized when the Company is entitled to receipts and such receipts are determinable. Revenues from television licensing are recognized when the feature film or television program is available to the licensee for telecast. For television licenses that include separate availability "windows" during the license period, revenue is allocated over the "windows". Revenue from sales to international territories are recognized when access to the feature film or television program has been granted or delivery has occurred, as required under the sales contract, and the right to exploit the feature film or television program has commenced.

Stock Based Compensation

In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by this Standard, the Company measures compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In 2004, FASB issued a revision of FASB Statement No. 123. This Statement supersedes APB Opinion No. 25 and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement will have the effect of future stock-based compensation resulting in a fair value charge to the Company commencing in fiscal 2006. At September 30, 2006, the Company has not incurred any stock based compensation.

Basic and diluted Net Income (Loss) Per Share

Net loss per share is provided in accordance Financial Accounting Standards No. 128 (FAS No. 128) "Earning Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflect the per share amount that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented.

Dividend Policy
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception and it is unlikely that dividends will be paid in the foreseeable future.

Income Taxes
The company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Financial Instruments
The carrying amounts of financial instruments are considered by management to be their estimated fair value.

Estimates and Assumptions
Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, disclosure of contingent asset and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Recent Accounting Pronouncements
The Company does not expect that the adoption of recent accounting pronouncements will have a material impact on its financial statements.

3. COMMON STOCK

In 1990 the Company issued 1,000 shares of common stock to the founder of the Company. On October 25, 2006 the Company effectuated a 50,000:1 forward split. As of December 31, 2006 there were 50,000,000 shares of common stock issued and outstanding thereafter.

4. PREFERRED STOCK

On October 24, 2006 the Company designated 100,000 shares of Preferred Stock as Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of December 31, 2006 there were 100,000 shares of Series A Preferred Stock outstanding.

5. NOTES PAYABLE

Over the course of the Company's life, Mr. Nick Stagliano (the Company's Founder/CEO/Chairman) has advanced funds to the Company. As of September 30, 2006 advances made by Mr. Stagliano (or affiliates) total approximately $100,000. There are no preliminary agreements or understandings with respect to loans or advances to the Company from Mr. Stagliano and Mr. Stagliano may demand payment of the advances at any time.

In 2005, the Company executed a Note in favor of the Otto Law Group of Seattle Washington. This Note was in an original principal amount of $150,000 with a maturity date of September 2006. In September 2006, the Company and Otto Law Group mutually agreed to cancel that Note and the Company executed a new Note in favor of the Otto Law Group with the same principal amount. This note is due in September, 2007.

On October 10, 2006 the Company issued a Note for services to Pegasus Advisory Group, Inc. The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. In the event that the Company files a Form 1-A which is deemed qualified, the Holder (a "Regulation A Offering"), at its election, may convert the Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein. In the event of a qualified Regulation A Offering, the Borrower may, at its option, cause the Holder to convert, in whole or in part, into the Regulation A Offering on the terms specified therein.

6. DEFERRED SALARY

Mr. Nick Stagliano, Chief Executive Officer of the Company, received no salary from inception of the Company through December 31, 2005. Beginning January 1, 2006, the Company agreed to pay Mr. Stagliano a salary of $5,000 per month. No salary has been paid to date. The Company intends to continue to accrue salary owed to Mr. Stagliano until such time as funds are available to satisfy this obligation.

7. RELATED PARTY TRANSACTIONS

Approximately $100,000 of the Company's notes payable are due to directors of the Company or affiliates of directors of the Company.

Exhibit 1

crofilm Number 9013 865

Filed with the Department of State on MAR 22 1990

tity Number 1557794

Christopher A. Lewis

Secretary of the Commonwealth

23-2600405

ARTICLES OF INCORPORATION

DSCB:15-1306(Rev 89)

ficate type of domestic corporation (check one): C-Corp

__ Business-stock (15 Pa. C.S. § 1306)

____ Professional (15 Pa. C.S. § 2903)

__ Business-nonstock (15 Pa. C.S. § 2102)

____ Management (15 Pa. C.S. § 2701)

__ Business-statutory close (15 Pa. C.S. § 2304a is applicable)

____ Cooperative (15 Pa. C.S. § 7701)

The name of the corporation is: NAZZ PRODUCTIONS, INC.

This corporation is incorporated under the provisions of the Business Corporation Law of 1988.

The (a) address of this corporation's initial registered office in this Commonwealth or (b) commercial registered office provider and the county of venue is:

Number and Street	City	State	Zip	County
844 Thomas Road	Lafayette Hill	Pennsylvania	19444	Montgomery

Name of Commercial Registered Office Provider ____ County ____

For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

The aggregate number of shares authorized is: 1,000 Common (other provisions, if any, attach 8 1/2 x 11 sheet)

The name and address, including street and number, if any, of each incorporator is:

Name	Address	Signature.	Date
Nicholas Stagliano	844 Thomas Road, Lafayette Hill, Pa. 19444	Nicholas Stagliano	3/20/90

The specified effective date, if any, is: 4/2/90
month day year hour, if any

Any additional provisions of the articles, if any, attach an 8 1/2 x 11 sheet.

Statutory close corporation only: Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "Public Offering" within the meaning of the Securities Act of 1933 (15U.S.C. § 77A et seq.).

Business cooperative corporations only: (Complete and strike out inapplicable term) The common bond of membership among its members/shareholders is: ____

M. BURR KEIM COMPANY, PHILADELPHIA
1-800-533-8113

Exhibit 2

Entity #: 1557794
Date Filed: 10/27/2006
Pedro A. Cortés
Secretary of the Commonwealth

Rx Date/Time OCT-25-2006(WED) 21:10 P.004

Oct 26 06 09:06a p.4

10/25/2006 18:36 16105398226 NAZZ PAGE 04/10

PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU

Articles of Amendment-Domestic Corporation
(15 Pa.C.S.)

☑ Business Corporation (§ 1915)
☐ Nonprofit Corporation (§ 5915)

PENNCORP SERVICEGROUP, INC.
600 NORTH SECOND STREET
PO BOX 1210
HARRISBURG, PA 17108-1210 (9441)

Document will be returned to the name and address you enter to the left.

Commonwealth of Pennsylvania
ARTICLES OF AMENDMENT-BUSINESS 4 Page(s)

T0630083114

Fee: $70

In compliance with the requirements of the applicable provisions (relating to articles of amendment), the undersigned, desiring to amend its articles, hereby states that:

1. The name of the corporation is:
NAZZ PRODUCTIONS INC.

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

(a) Number and Street	City	State	Zip	County
1931 BERKLEY ROAD	NORRISTOWN	PA	19403	MONTGOMERY

(b) Name of Commercial Registered Office Provider — County
c/o

3. The statute by or under which it was incorporated: 15 Pa. C. S. Section 1306

4. The date of its incorporation: March 23, 1990

5. *Check, and if appropriate complete, one of the following:*

☑ The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

☐ The amendment shall be effective on: ______________ at ______________
Date Hour

PA DEPT OF STATE
2006 OCT 27 PM 12:44

DSCB:15-1915/5915-2

6. *Check one of the following:*

☑ The amendment was adopted by the shareholders or members pursuant to 15 Pa.C.S. § 1914(a) and (b) or § 5914(a).

☐ The amendment was adopted by the board of directors pursuant to 15 Pa. C.S. § 1914(c) or § 5914(b).

7. *Check, and if appropriate, complete one of the following:*

☐ The amendment adopted by the corporation, set forth in full, is as follows

☑ The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

8. *Check if the amendment restates the Articles:*

☑ The restated Articles of Incorporation supersede the original articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this

24 day of October

2006

NAZZ PRODUCTIONS INC.
Name of Corporation

[signature]
Signature

President
Title

NAZZ PRODUCTIONS INC.

ARTICLES OF INCORPORATION
AS AMENDED AND RESTATED IN THEIR ENTIRETY

COMMONWEALTH OF PENNSYLVANIA
DEPARTMENT OF STATE
CORPORATION BUREAU

In compliance with the requirements of the Business Corporation Law, NAZZ PRODUCTIONS INC., hereby amends and restates its Articles of Incorporation in their entirety so that the same read as follows:

1. The name of the corporation is: NAZZ PRODUCTIONS INC.

2. The location and post office address of the registered office of the corporation in this Commonwealth is: 1931 BERKLEY ROAD NORRISTOWN PA. 19403

3. The name of the Commercial Registered Office Provider is: National Registered Agents, Inc.

4. The corporation is incorporated under the Business Corporation Law of the Commonwealth of Pennsylvania for the following purpose or purposes:

The corporation shall have unlimited power to engage in and do any and all lawful business for which a corporation may be incorporated under the Business Corporation Law of 1988, including without limitation, the power to engage in manufacturing of any nature whatsoever.

5. The term for which the corporation is to exist is: Perpetual.

6. The Aggregate number of shares which the corporation shall have authority to issue shall be 500,000,000 shares of common stock having a par value of $0.0001 per share and 100,000 shares of prefered stock having a par value of $0.0001 per share. The Board of Directors of the corporation has full right and authority to divide such shares, at any time and from time to time, into one or more classes or series, or both, as the Board may designate, and to determine for any such class or series its voting rights, designations, preferences and privileges, including, without limitation, conversion rights.

7. The shareholders of the corporation shall not be entitled to cumulative voting rights with respect to the election of directors.

8. The corporation hereby limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Pennsylvania corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

Exhibit 3

PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU

Statement with Respect to Shares
Domestic Business Corporation
(15 Pa.C.S. § 1522)

Document will be returned to the name and address you enter to the left.

PENNCORP SERVICEGROUP, INC.
600 NORTH SECOND STREET
PO BOX 1210 (9441)
HARRISBURG, PA 17108-1210

Commonwealth of Pennsylvania
STATEMENT WITH RESPECT TO SHARES 4 Page(s)

T0630063113

Fee: $70

In compliance with the requirements of 15 Pa.C.S. § 1522(b) (relating to statement with respect to shares), the undersigned corporation, desiring to state the designation and voting rights, preferences, limitations, and special rights, if any, of a class or series of its shares, hereby states that:

1. The name of the corporation is:
NAZZ PRODUCTIONS INC.

2. *Check and complete one of the following:*

☐ The resolution amending the Articles under 15 Pa.C.S. § 1522(b) (relating to divisions and determinations by the board), set forth in full, is as follows:

☑ The resolution amending the Articles under 15 Pa.C.S. § 1522(b) is set forth in full in Exhibit A attached hereto and made a part hereof.

3. The aggregate number of shares of such class or series established and designated by (a) such resolution, (b) all prior statements, if any, filed under 15 Pa.C.S. § 1522 or corresponding provisions of prior law with respect thereto, and (c) any other provision of the Articles is 100,000 shares.

PA DEPT OF STATE
2006 OCT 27 PM 12:44

DSCB:15-1522-2

4. The resolution was adopted by the Board of Directors or an authorized committee thereon on:
OCTOBER 24, 2006

5. *Check, and if appropriate complete, one of the following:*

[✓] The resolution shall be effective upon the filing of this statement with respect to shares in the Department of State.

[ ] The resolution shall be effective on: ____________ at ____________
Date Hour

IN TESTIMONY WHEREOF, the undersigned corporation has caused this statement to be signed by a duly authorized officer thereof this

24 day of October 2006

NAZZ PRODUCTIONS INC.
Name of Corporation

Nick Stoghan
Signature

President
Title

CERTIFICATE OF DESIGNATION

OF SERIES A PREFERRED SHARES

OF NAZZ PRODUCTIONS INC.

Pursuant to Section 15 Pa. C. S §1522 of the State of Pennsylvania

---

The holders of the Series A Preferred Shares par value $0.0001 (the "Preferred Shares") of NAZZ PRODUCTIONS INC. (the "Company") shall have the following rights and preferences:

1. Designation and Amount. The number of shares constituting the series of Preferred Shares shall be 100,000.

2. Voting.

(a) Each issued and outstanding Preferred Shares shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class.

(b) The Company shall not amend, alter or repeal the Preferred Shares, special rights or other powers of the Preferred Shares so as to affect adversely the Preferred Shares, without the written consent or affirmative vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Preferred Shares, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

3. Mandatory Conversion. Each Preferred Shares shall automatically be converted into 250 shares of common stock of the Company ("Common Share") at any time at the option of the Company. No fractional shares of common stock shall be issued upon conversion of the Preferred Shares.

IN WITNESS WHEREOF, NAZZ PRODUCTIONS INC. has caused this Certificate of Designation of the Preferred Shares to be signed and attested to by its duly authorized officers as of the 24 day of October, 2006.

NAZZ PRODUCTIONS INC.

By: [signature]
Name: Nick Stagliano
Title: President

ATTEST:

By: [signature]
Louis DiGiaimo, Director

CertofDesig

Exhibit 4

BYLAWS

OF

NAZZ PRODUCTIONS INC.

INCORPORATED UNDER THE LAWS OF PENNSYLVANIA

ARTICLE I - IDENTIFICATION

SECTION 1. PRINCIPAL OFFICE. The principal office of the Company shall be at such place within or outside of the Commonwealth of Pennsylvania as the Board of Directors shall by resolution from time to time designate.

SECTION 2. SEAL. The Company shall have a corporate seal in such form as the Board of Directors shall by resolution from time to time prescribe.

SECTION 3. FISCAL YEAR. The fiscal year shall end on the last day of December of each year and begin on the following day.

ARTICLE II - SHAREHOLDERS' MEETING

SECTION 1. PLACE OF MEETINGS. Meetings of the shareholders of the Company shall be held at the principal office of the Company or at such other place within or without the Commonwealth of Pennsylvania as may be fixed by the Board of Directors.

SECTION 2. ANNUAL MEETING. The annual meeting of the shareholders shall be held on the second Wednesday in September each year at two o'clock p.m., or on such other day or at such other time as may be fixed by the Board of Directors. The shareholders at the annual meeting shall: (i) elect a Board of Directors; and (ii) transact such other business as may properly be brought before such meeting.

SECTION 3. CHAIRMAN OF MEETING. All meetings of shareholders shall be called to order and presided over by the Chairman of the Board or in his absence, by the President, or in the absence of both, by the person designated in writing by the Chairman or President.

SECTION 4. DETERMINATION OF RECORD DATES. The Board of Directors shall fix a time, not less than ten or more than seventy days, prior to the date of any meeting of shareholders, as a record date for the determination of the shareholders entitled to notice of and to vote on such meeting.

SECTION 5. NOTICE TO SHAREHOLDERS. Written notice of every meeting of the shareholders shall be given by, or at the direction of, the person or persons authorized to call the meeting, to each shareholder of record entitled to vote at the meeting: (i) at least thirty days prior to the date fixed for the annual meeting; (ii) at least ten days prior to the date fixed for any special meeting, unless, in either case, a greater period of notice is required by law to be given in advance of such particular meeting. Written notice shall be deemed to be sufficient if given to the shareholder personally, or by sending a copy thereof through the mail to his address appearing on the books of the Company, or supplied by him to the Company for the purpose of notice. The notice required by this By-Law shall specify the place, date and hour of the meeting, and in case of a special meeting, the general nature of the business to be transacted.

SECTION 6. NOMINATIONS AND BUSINESS AT MEETINGS. At any annual meeting of shareholders, only persons who are nominated or business that is proposed in accordance with the procedures set forth in this Section 6 shall be eligible for election as Directors or considered for action by shareholders. Nominations of persons for election to the Board of Directors of the Company may be made or business proposed at a meeting of shareholders (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the Company entitled to vote at the meeting who complies with the notice and other procedures set forth in this Section 6. Such nominations or business proposals, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Company and such proposals must, under applicable law, be a proper matter for shareholder action. To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal office of the Company not less than 120 days nor more than 210 days in advance of the date which is the anniversary of the date the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting or if the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, not less than 90 days before the date of the applicable annual meeting; provided, however, that in the event that less than 90 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 15th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs.

Such shareholder's notice shall set forth (i) as to each person who such shareholder proposes to nominate for election or reelection as a Director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (ii) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of such person on whose behalf such proposal is made; and (iii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (a) the name and address of such shareholder and beneficial owner, if any, (b) the class and number of shares of the Company which are beneficially owned, (c) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) with respect to any such nomination(s) or proposal(s) and (d) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person(s) named, or move the proposal identified, in its notice. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company. No person shall be eligible for election as a Director of the Company and no business shall be conducted at the annual meeting of shareholders, other than those made by or at the direction of the Board of Directors, unless nominated or proposed in accordance with the procedures set forth in this Section 6. The Chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination or proposal was not made in accordance with the provisions this Section 6 and, if he should so determine, he shall so declare to the meeting and the defective nomination or proposal shall be disregarded.

ARTICLE III - DIRECTORS

SECTION 1. GENERAL POWERS OF BOARD OF DIRECTORS. The business and affairs of the Company shall be managed by its Board of Directors which is hereby authorized and empowered to exercise all corporate powers of the Company.

SECTION 2. QUALIFICATION AND NUMBER. The Board of Directors shall have the power to fix the number of directors and from time to time by proper resolution to increase or decrease the number thereof without a vote of the shareholders.

SECTION 3. ELECTION AND TERM. Except as provided in the Company's Restated Articles of Incorporation as amended, the shareholders shall at each annual meeting elect directors each of whom shall serve until the annual meeting of shareholders next following his election and until his successor is elected and shall qualify.

SECTION 4. VACANCIES. Vacancies on the Board of Directors, including vacancies from any increase in the number of directors, shall be filled by a majority of the remaining members of the Board though less than a quorum, and each person so elected shall be a director until his successor is elected by the shareholders who may make such election at the next annual meeting of the shareholders or at any special meeting to be called for that purpose and held prior thereto.

SECTION 5. NOMINATION OF DIRECTORS. Candidates for election to the Board of Directors at an annual meeting of the shareholders shall be nominated at a regular or special meeting of the Board. Candidates for such election also may be nominated by any shareholder entitled to vote at the meeting in accordance with Article II-Section 6. If any nominee chosen by the Board shall be unwilling or unable to serve as a director if elected, a substitute nominee shall be designated by the Board, and announcement of such designation shall be made at the meeting of the shareholders prior to the voting upon election of directors.

SECTION 6. ORGANIZATION MEETING OF BOARD OF DIRECTORS. The Board of Directors shall without notice meet each year upon adjournment of the annual meeting of the shareholders at the principal office of the Company, or at such other time or place as shall be designated in a notice given to all nominees for director, for the purposes of organization, fixing of times and places for regular meetings of the

Board for the ensuing year, election of officers and consideration of any other business that may properly be brought before the meeting.

SECTION 7. REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held at such times and places as shall be fixed at the organization meeting of the Board or as may be otherwise determined by the Board.

SECTION 8. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary and shall be called by the Secretary at the written request of any two directors.

SECTION 9. NOTICE OF REGULAR AND SPECIAL MEETINGS. No notice of a regular meeting of the Board of Directors shall be necessary if the meeting is held at the time and place fixed by the Board at its organization meeting or at the immediately preceding Board meeting. Notice of any regular meeting to be held at another time or place and of all special meetings of the Board, setting forth the time and place of the meeting, and in the case of a special meeting the purpose or purposes thereof, shall be given by letter or other writing deposited in the United States mail not later than during the third day immediately preceding the day for such meeting, or by telephone, telex, facsimile or other oral, written or electronic means, received not later than during the day immediately preceding the day for such meeting or such shorter period as the person or persons calling such meeting may deem necessary or appropriate under the circumstances

SECTION 10. QUORUM. A majority of the directors in office shall be necessary to constitute a quorum for the transaction of business, and the acts of the majority of the directors present at a meeting at which a quorum is present shall be the acts of the Board of Directors. If at any meeting a quorum shall not be present, the meeting may adjourn from time to time until a quorum shall be present.

SECTION 11. WRITTEN CONSENT. Any action which may be taken at a meeting of the Board of Directors or at a meeting of the executive or other committee as hereinafter provided may be taken without a meeting, if a consent or consents in writing setting forth the action so taken shall be signed by all the directors or the members of the committee, as the case may be, and shall be filed with the Secretary of the Company.

SECTION 12. PARTICIPATION BY CONFERENCE TELEPHONE. One or more directors may participate in a meeting of the Board of Directors or of a committee of the Board as hereinafter provided for by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

SECTION 13. EXECUTIVE COMMITTEE. The Board of Directors may, by resolution adopted by a majority of the whole Board, constitute, abolish or reconstitute an Executive Committee of the Board as the Board may determine, and shall include the Chief Executive Officer, if any, or the President. The other members of the Executive Committee shall be appointed and may be removed by the Board. The Chief Executive Officer, if any, or the President shall act as Chairman of such Committee, and in his absence, the Committee shall select one of its members to act as Chairman. The Chairman of the Committee shall have power to vote on all questions. The members of the Committee shall hold office until the first meeting of the Board of Directors after the next succeeding annual meeting of the shareholders and until their successors are appointed.

The Board of Directors shall fill any vacancy in the Executive Committee, and it shall be its duty to keep the membership of such Committee full.

The Executive Committee shall keep proper minutes and records of its proceedings, and all actions of the Executive Committee shall be reported to the Board of Directors at its meeting next succeeding such actions, and when the Board is not in session the Executive Committee shall have all powers and rights of the Board unless limited by a resolution of the Board.

All questions shall be decided by the vote of the majority of the members of such Committee present.

SECTION 14. OTHER COMMITTEES. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees, each committee to consist of two or more directors.

SECTION 15. COMPENSATION OF OFFICERS AND ASSISTANT OFFICERS. Unless otherwise determined by resolution adopted by the majority of the entire Board of Directors, the Chief Executive Officer of the Company or such officer as he may designate shall have the authority to determine, fix and change the compensation of all officers and assistant officers of the Company except those which are executive officers (as defined under the Securities Exchange Act of 1934).

ARTICLE IV - OFFICERS

SECTION 1. NUMBER AND ELECTION. The Board of Directors shall elect a Chairman of the Board, a President, a Secretary and a Treasurer, and may elect such other officers and assistant officers as the Board may deem appropriate.

SECTION 2. TERM OF OFFICE. The term of office for all officers shall be until the organization meeting of the Board of Directors following the next annual meeting of shareholders or until their respective successors are elected and shall qualify, but any officer may be removed from office, either with or without cause, at any time by the affirmative vote of the majority of the members of the Board then in office. A vacancy in any office arising from any cause may be filled for the unexpired term by the Board.

SECTION 3. CHAIRMAN OF THE BOARD. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board of Directors at which he is present. He may be a member of any of the committees of the Board.

SECTION 4. CHIEF EXECUTIVE OFFICER. Subject to the control of the Board of Directors, the Chief Executive Officer shall have general control and direction of the business of the Corporation. If no person is elected to the office of the Chief Executive Officer, the President shall be the Chief Executive Officer. In addition, he shall be a member of the Executive Committee and may be a member of the other committees of the Board. In the absence of the Chairman, he shall have the powers of the Chairman of the Board.

SECTION 5. PRESIDENT. The President shall have such powers and perform such duties as the Board of Directors may specify. In the absence of a Chief Executive Officer, the President shall be the Chief Executive Officer and shall have general supervision over the business and affairs of the Company and be a member of the Executive Committee and may be a member of the other committees of the Board.

SECTION 6. SECRETARY. The Secretary shall attend meetings of the shareholders, the Board of Directors and the Executive Committee, shall keep minutes thereof in suitable books, and shall send out all notices of meetings as required by law or by these Bylaws. He shall, in general, perform all duties incident to the office of the Secretary and perform such other duties as may be assigned to him by the Board, the Chief Executive Officer.

SECTION 7. TREASURER. The Treasurer shall have charge and custody of and be responsible for all funds and deposit all sums in the name of the Company in banks, trust companies or other depositories; he shall receive and give receipts for money due and payable to the Company from any source whatsoever, and in general shall perform all the duties incident to the office of the Treasurer and such other duties as may be assigned to him by the Board of Directors, the Chief Executive Officer or by any officer to whom the Chief Executive Officer has directed him to report.

SECTION 8. OTHER OFFICERS. The powers and duties of other officers shall be such as may, from time to time, be prescribed by the Board of Directors or the Chief Executive Officer.

SECTION 9. DELEGATION OF DUTIES OF OFFICERS. In case of the absence of any officer of the Company or for any other reason that the Board of Directors may deem sufficient, the Board, or in the absence of action by the Board, the Chief Executive Officer, or in his absence, the Chairman of the Board, may delegate for the time being the powers and duties of any officer to any other officer or to any director.

ARTICLE V - EXECUTION OF WRITTEN INSTRUMENTS

The Board of Directors shall, from time to time, designate the officers, employees or agents of the Company who shall have power in its name to sign and endorse checks and other negotiable instruments, and to borrow money for the Company and in its name to make notes or other evidence of indebtedness. Any officer so designated by the Board may further delegate his powers to the extent provided in any resolution of the Board. Unless otherwise authorized by the Board, all contracts, leases, deeds and deeds of trust, mortgages, powers of attorney to transfer stock and all other documents requiring the seal of the Company shall be executed for and on behalf of the Company by the Chairman of the Board, the President or any Vice President, and shall be attested by the Secretary or an Assistant Secretary.

ARTICLE VI - CERTIFICATES OF STOCK AND TRANSFERS OF STOCK

SECTION 1. FORM OF SHARE CERTIFICATES AND TRANSFER. Share certificates representing the capital stock of the Company shall be in such form as the Board of Directors may from time to time determine. Each certificate shall be signed by the Chairman of the Board, the Chief Executive Officer, the President or one of the Vice Presidents or other officer designated by the Board and shall be countersigned by the Treasurer or an Assistant Treasurer and sealed with the seal of the Company. If such certificates of stock are signed or countersigned by a corporate transfer agent and a corporate registrar of the Company, such signature of the Chairman of the Board, the President or other officer, and the countersignature of the Treasurer or Assistant Treasurer, and such seal, or any of them, may be a facsimile, engraved or printed.

SECTION 2. TRANSFER AGENT AND REGISTRAR. The Board of Directors may appoint an incorporated bank or trust company to act as transfer agent for the Company's capital stock with such duties and powers as may be prescribed by the Board in the resolutions appointing them; and an incorporated bank or trust company to act as registrars of the Company's capital stock. A share certificate of the Company shall not be valid or binding unless countersigned by a transfer agent and registered before issue by a registrar.

SECTION 3. REGISTERED SHAREHOLDERS. The Company shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of Pennsylvania.

SECTION 4. LOST CERTIFICATE. Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of that fact and advertise the same in such manner as the Board of Directors may require, and shall, if the directors so require, give the Company a bond of indemnity, inform and with one or more sureties satisfactory to the Board, whereupon a new certificate may be issued of the same tenor and for the same number of shares as the one alleged to be lost or destroyed.

SECTION 5. DETERMINATION OF SHAREHOLDERS ENTITLED TO DIVIDENDS, DISTRIBUTIONS OR RIGHTS. The Board of Directors may fix a time not more than fifty days prior to the date fixed for the payment of any dividend or distribution or the date for the allotment of rights or the date when any change or conversion or exchange of shares will be made or go into effect as a record date for the determination of the shareholders entitled to receive payment of any such dividend or distribution or to receive any such allotment or rights or to exercise the rights in respect to any such change, conversion or exchange of shares.

ARTICLE VII - LIMITATION OF DIRECTOR LIABILITY

To the fullest extent that the laws of the Commonwealth of Pennsylvania, as in effect on January 27, 1987 or as thereafter amended, permit elimination or limitation of the liability of directors, no director of the Company shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director. This Article shall not apply to any action filed prior to January 27, 1987, nor to any breach of performance of duty or any failure of performance of duty by any director occurring prior to January 27, 1987. The provisions of this Article shall be deemed to be a contract with each director of the Company who serves as such at any time while such provisions are in effect, and each such director shall be deemed to be serving as such in reliance on the provisions of this Article. This Article shall not be amended, altered or repealed without the affirmative vote of the holders of at least 80% of the voting power (without consideration of the rights of any class of stock to elect directors by a separate class) of the then outstanding shares of Capital stock of the Company entitled to vote in an annual election of directors, voting together and not as separate classes, unless such amendment, alteration or repeal is first recommended and approved by a majority of the entire Board of Directors in which case only a majority shareholder vote shall be required. Such affirmative vote shall be required notwithstanding the fact that no vote is required, or that a lesser percentage may be specified, bylaw or in any agreement with any national securities exchange or otherwise. Any amendment to, alternation, or repeal or adoption of this Article which has the effect of increasing director liability shall operate prospectively only and shall not have any effect with respect to any action taken, or any failure to act, by a director prior thereto.

ARTICLE VIII - INDEMNIFICATION

SECTION 1. Entitlement to Indemnification. The Corporation shall, to the extent that a determination of entitlement is made pursuant to, or to the extent that entitlement to indemnification is otherwise accorded by, this Article, indemnify every person who was or is a director, officer or employee of the Corporation (hereinafter referred to as the "Indemnitee") who was or is involved in any manner (including, without limitation, as a party or a witness), or is threatened to be made so involved, in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including without limitation, any investigation, claim, action, suit or proceeding by or in the right of the Corporation) by reason of the fact that the Indemnitee is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other entity (such investigation, claim, action, suit or proceeding hereinafter being referred to as a "Proceeding"), against any expenses and any liability actually and in good faith paid or incurred by such person in connection with such Proceeding; provided, that indemnification may be made with respect to a Proceeding brought by an Indemnitee against the Corporation only as provided in the last sentence of this Section 6.1. As used in this Article, the term "expenses" shall include fees and expenses of counsel and all other expenses (except any liability) and the term "liability" shall include amounts of judgments, fines or penalties and amounts paid in settlement. Indemnification may be made under this Article for expenses incurred in connection with any Proceeding brought by an Indemnitee against the Corporation only if (1) the Proceeding is a claim for indemnification under this Article or otherwise, (2) the Indemnitee is successful in whole or in part in the Proceeding for which expenses are claimed, or (3) the indemnification for expenses is included in a settlement of, or is awarded by a court in, a Proceeding to which the Corporation is a party.

SECTION 2. Advancement of Expenses. All expenses incurred in good faith by or on behalf of the Indemnitee with respect to any Proceeding shall, upon written request submitted to the Secretary of the Corporation, be advanced to the Indemnitee by the Corporation prior to final disposition of such Proceeding, subject to any obligation which may be imposed by law or by provision in the Articles, bylaws, an agreement or otherwise to repay the Corporation in certain events.

SECTION 3. Indemnification Procedure.

(a) To obtain indemnification under this Article, an Indemnitee shall submit to the Secretary of the Corporation a written request, including such supporting documentation as is reasonably available to the Indemnitee and reasonably necessary to the making of a determination of whether and to what extent the Indemnitee is entitled to indemnification. The Secretary of the Corporation shall promptly thereupon advise the General Counsel in writing of such request.

(b) The Indemnitee's entitlement to indemnification shall be determined by a Referee (selected as hereinafter provided) in a written opinion. The Referee shall find the Indemnitee entitled to indemnification unless the Referee finds that the Indemnitee's conduct was such that, if so found by a court, indemnification would be prohibited by Pennsylvania law.

(c) "Referee" means an attorney with substantial expertise in corporate law who neither presently is, nor in the past five years has been, retained to represent: (i) the Corporation or the Indemnitee, or an affiliate of either of them, in any matter material to either such party, except to act as a Referee in similar proceedings, or (ii) any other party to the Proceeding giving rise to a claim for indemnification under this Article. The Corporation's General Counsel, if Disinterested (as hereinafter defined), or if not, the Corporation's senior officer who is Disinterested, shall propose a Referee. The Secretary of the Corporation shall notify the Indemnitee of the name of the Referee proposed, whose appointment shall become final unless the Indemnitee, within 10 days of such notice, reasonably objects to such Referee as not being qualified, independent or unbiased. If the Corporation and the Indemnitee cannot agree on the selection of a Referee, or if the Corporation fails to propose a Referee, within 45 days of the submission of a written request for indemnification, the Referee shall be selected by the American Arbitration Association. The General Counsel or a senior officer shall be deemed Disinterested if not a party to the Proceeding and not alleged in the pleadings as to the Proceeding to have participated in the action, or participated in the failure to act, which is the basis for the relief sought in the Proceeding.

(d) Notwithstanding any other provision of this Article, to the extent that there has been a determination by a court as to the conduct of an Indemnitee such that indemnification would not be prohibited by Pennsylvania law, or if an Indemnitee would be entitled by Pennsylvania law to indemnification, the Indemnitee shall be entitled to indemnification hereunder.

(e) A determination under this Section 3 shall be conclusive and binding on the Company but not on the Indemnitee.

SECTION 4. Partial Indemnification. If an Indemnitee is entitled under any provision of this Article to indemnification by the Corporation of a portion, but not all, of the expenses or liability resulting from a Proceeding, the Corporation shall nevertheless indemnify the Indemnitee for the portion thereof to which the Indemnitee is entitled.

SECTION 5. Insurance. The Corporation may purchase and maintain insurance to protect itself and any Indemnitee against expenses and liability asserted or incurred by any Indemnitee in connection with any Proceeding, whether or not the Corporation would have the power to indemnify such person against such expense or liability by law, under an agreement or under this Article. The Corporation may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification.

SECTION 6. Agreements. The Corporation may enter into agreements with any director, officer or employee of the Corporation, which agreements may grant rights to the Indemnitee or create obligations of the Corporation in furtherance of, different from, or in addition to, but not in limitation of, those provided in this Article, without shareholder approval of any such agreement. Without limitation of the foregoing, the Corporation may obligate itself (1) to maintain insurance on behalf of the Indemnitee against certain expenses and liabilities and (2) to contribute to expenses and liabilities incurred by the Indemnitee in accordance with the application of relevant equitable considerations to the relative benefits to, and the relative fault of, the Corporation.

SECTION 7. Miscellaneous. The entitlement to indemnification and advancement of expenses provided for in this Article (1) shall be a contract right, (2) shall not be exclusive of any other rights to which an Indemnitee may otherwise be entitled under any Article, bylaw, agreement, vote of shareholders or directors or otherwise, (3) shall continue as to a person who has ceased to be a director, officer or employee and (4) shall inure to the benefit of the heirs and legal representatives of any person entitled to indemnification or advancement of expenses under this Article.

SECTION 8. Construction. If any provision of this Article shall be held to be invalid, illegal or unenforceable for any reason (1) such provision shall be invalid, illegal or unenforceable only to the extent of such prohibition and the validity, legality and enforceability of the remaining provisions of this Article shall not in any way be affected or impaired thereby, and (2) to the fullest extent possible, the remaining provisions of this Article shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

SECTION 9. Effectiveness. This Article shall apply to every Proceeding other than a Proceeding filed prior to January 27, 1987, except that it shall not apply to the extent that Pennsylvania law does not permit its application to any breach of performance of duty or any failure of performance of duty by an Indemnitee occurring prior to January 27, 1987.

SECTION 10. Amendment. This Article may be amended or repealed at any time in the future by vote of the directors without shareholder approval; provided, that any amendment or repeal, or adoption of any Article of the Restated Articles or any other bylaw of the Corporation, which has the effect of limiting the rights granted to directors under this Article, shall require the affirmative vote of at least 80% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote in an annual election of directors, voting together as a single class. Any amendment or repeal, or such Article or other bylaw, limiting the rights granted under this Article shall operate prospectively only, and shall not limit in any way the indemnification provided for herein with respect to any action taken, or failure to act, by an Indemnitee prior thereto.

ARTICLE IX - NON-APPLICABILITY OF PROVISIONS OF PENNSYLVANIA ACT NO. 36 OF 1990(

The following provisions of Pennsylvania Act No. 36 of 1990 shall not be applicable to the Company:

A. Subchapter G of Chapter 25 of Title 15 of the Pennsylvania Consolidated Statutes.

B. Subchapter H of Chapter 25 of Title 15 of the Pennsylvania Consolidated Statutes.

ARTICLE X - BYLAWS SUBJECT TO PROVISIONS OF ARTICLES OF INCORPORATION

In case of any conflict between the provisions of these Bylaws and the Company's Restated Articles of Incorporation as amended from time to time, the provisions of the Articles of Incorporation shall control, and with respect to any provisions required to be set forth in the Bylaws, the applicable provisions of the Articles of Incorporation are and shall be incorporated herein by reference and shall be deemed a part of these Bylaws.

ARTICLE XI - AMENDMENTS

Except as otherwise provided in Articles VII and VIII, these Bylaws may be altered, amended, added to or repealed by the Board of Directors at any meeting of the Board duly convened with or without notice of that purpose, subject to the power of the shareholders to change such action.

Exhibit 5

THE ACQUISITION OF THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

ENTITY SUBSCRIPTION AGREEMENT

NAZZ PRODUCTIONS INC.
214 Sullivan Street, Suite 2C
New York, New York 10012
Attention: Nick Stagliano, Chairman, Chief Executive Officer and President

Ladies and Gentlemen:

The undersigned (the "Shareholder") acknowledges that NAZZ PRODUCTIONS INC., a Pennsylvania corporation ("NAZZ" or the "Company") is offering for sale up to 10,000,000 shares of common stock (collectively, the "Shares"). The undersigned further acknowledges that the issuance of the Shares is part of a offering by NAZZ (the "Offering") that is being made pursuant to a registration statement on Form 1-A (attached hereto as Appendix B) with respect to the Shares under Regulation A of the Securities Act of 1933, as amended (the "Securities Act") and the Securities Act.

1) Subscription. Subject to the terms and conditions hereof, the undersigned hereby irrevocably subscribes the Shares in the amount set forth in Appendix A, which amount is payable as described in Section 4 hereof.

2) Acceptance of Subscription and Issuance of Shares. It is understood and agreed that NAZZ shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by NAZZ only when it is signed by a duly authorized officer of NAZZ, and delivered to the undersigned. Subscriptions need not be accepted in the order received, and the Shares may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement (the "Agreement") to the contrary, NAZZ shall have no obligation to issue Shares to any person who is a resident of a jurisdiction in which the issuance of the Shares to it would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

3) The Closing. The closing of the issuance of each of the Shares sold shall take place at the discretion of NAZZ and at such other time and place as NAZZ shall designate by notice to the undersigned (each, a "Closing").

4) Payment for Shares. Payment for the Shares shall be received by NAZZ from the undersigned by check or wire transfer of immediately available funds at the Closing, in an amount as set forth in Appendix A hereto. NAZZ shall deliver the Shares, issued by NAZZ, to the undersigned following the Closing for such Shares.

5) Representations, Warranties and Covenants of the Undersigned. The undersigned hereby represents and warrants to and covenants with NAZZ and each officer, director, and agent of NAZZ that:

5.1 General.

(a) The undersigned has all requisite authority to enter into this Agreement and to perform all the obligations required to be performed by the undersigned hereunder.

(b) The undersigned will not engage in any activity that will constitute a distribution of the Shares and will not violate Regulation M or any other federal or state securities laws.

5.2 Information Concerning NAZZ.

(a) The undersigned understands that the investment in NAZZ through the Shares involves various risks.

(b) The undersigned understands that no federal or state agency has passed upon the Shares or made any finding or determination concerning the fairness or advisability of this investment.

5.3 Restrictions on Transfer or Sale of Securities.

(a) The undersigned has not offered or sold any portion of the Shares to others or with a view to reselling or otherwise disposing of any portion of the Shares.

(b) The undersigned acknowledges that NAZZ has the right in its sole and absolute discretion to abandon this Offering at any time prior to the Closing and to return the previously paid subscription amount as set forth in Appendix A hereto without interest or penalty thereon, to the undersigned.

6) Conditions to Obligations of the Undersigned and NAZZ. The obligations of the undersigned to purchase and pay for the Shares specified in Appendix A hereto and of NAZZ to issue the Shares are subject to the satisfaction at or prior to the Closing of the sale of each Share of the following conditions precedent: (i) the representations and warranties of the undersigned contained in Section 5 hereof, shall be true and correct on and as of the Closing in all respects with the same effect as though such representations and warranties had been made on and as of the Closing; and (ii) the undersigned shall complete, execute and deliver this Agreement and all documents contemplated hereby and provided for herein.

7) Brokers or Finder's Fees. Neither the undersigned nor NAZZ has entered into any agreement to pay any broker's or finder's fee to any third party with respect to this Agreement or the transactions contemplated hereby. The undersigned and NAZZ shall indemnify and hold each other harmless against any losses, claims, damages, liabilities or actions to which the other may become subject arising out of or based upon any broker's or finder's fees which are not the fault of such other party.

8) Waiver; Amendment. Neither this Agreement nor any provisions hereof shall be modified, amended, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, amendment, discharge or termination is sought. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same on any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

9) Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by NAZZ (except to a subsidiary or parent entity of NAZZ) or the undersigned without the prior written consent of the other parties to this Agreement.

10) Governing Law. THIS AGREEMENT SHALL BE CONSTRUED, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER DETERMINED, IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF PENNSYLVANIA WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE INTERNAL LAWS OF THE STATE OF PENNSYLVANIA TO THE RIGHTS AND DUTIES OF THE PARTIES; PROVIDED, HOWEVER, THAT ALL LAWS PERTAINING OR RELATING TO CORPORATE GOVERNANCE OF NAZZ SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF PENNSYLVANIA.

11) Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

12) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

13) Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

If to NAZZ, to it at the following address:

NAZZ PRODUCTIONS INC.
214 Sullivan Street, Suite 2C
New York, New York 10012
Attention: Nick Stagliano, Chairman, Chief Executive Officer and President

If to the undersigned, to it at the address set forth on the signature page hereto; or at such other address as either party shall have specified by notice in writing to the other.

14) Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

15) Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by NAZZ, (ii) changes in the transactions, documents and instruments described herein which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

16) Notification of Changes. The undersigned hereby covenants and agrees to notify NAZZ upon the occurrence of any event prior to the Closing pursuant to this Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Agreement to be false or incorrect.

17) Entire Agreement. This Agreement, including any appendices attached hereto, supersede all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and thereof and contain the and entire agreement among the parties hereto with respect to the subject matter hereof and thereof.

18) Expenses; Attorneys Fees. Except as otherwise expressly set forth herein, each party shall pay all expenses incurred by it or on its behalf in connection with this Agreement or any transaction contemplated hereby.

19) Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

20) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement this ___th day of November, 2006.

____
[Name of subscriber]

By: ____________________
Name:
Title:

____
Address of Subscriber

____
Subscriber's Tax Identification Number

Accepted by:

NAZZ PRODUCTIONS INC.

By____________________
Nick Stagliano, Chairman, Chief Executive Officer and President

Accepted as of: November ___, 2006

APPENDIX A

CONSIDERATION TO BE DELIVERED

Shares of Common Stock of NAZZ PRODUCTIONS INC.	Amount to be Paid
	$_____,000.00

Exhibit 6

NOTE

NEITHER THIS NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT, OR AN OPINION OF COUNSEL IN FORM, SUBSTANCE AND SCOPE CUSTOMARY FOR OPINIONS OF COUNSEL IN COMPARABLE TRANSACTIONS THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

2% SENIOR SUBORDINATED NOTE

$200,000.00

FOR VALUE RECEIVED, NAZZ PRODUCTIONS, INC., a Pennsylvania corporation (hereinafter called the "**Borrower**"), hereby promises to pay to the order of Pegasus Advisory Group, Inc. a New York company or registered assigns (the "**Holder**") the sum of Two Hundred Thousand Dollars ($200,000.00), on **October 10, 2008** (the "**Maturity Date**"), and to pay interest on the unpaid principal balance hereof at an initial rate of two percent (2%) per annum simple interest from **October 10, 2006** (the "**Issue Date**"), upon maturity.

Any amount of principal or interest on this Debenture which is not paid when due shall bear interest at the rate of twelve percent (12%) per annum from the due date thereof until the same is paid ("**Default Interest**"). Interest shall commence accruing on the issue date, shall be computed on the basis of a 365-day year and the actual number of days elapsed and shall be payable on the Maturity Date, or at the time of conversion of the principal to which such interest relates. All payments due hereunder (to the extent not converted into common stock of the Borrower (the "**Common Stock**") in accordance with the terms hereof) shall be made in lawful money of the United States of America or, at the option of the Borrower, in whole or in part, in shares of Common Stock of the Borrower valued at the then applicable Conversion Price (as defined herein). All payments shall be made at such address as the Holder shall hereafter give to the Borrower by written notice made in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a business day, the same shall instead be due on the next succeeding day which is a business day and, in the case of any interest payment date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date. As used in this Note, the term "**business day**" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the city of New York, New York are authorized or required by law or executive order to remain closed.

This Note is free from all taxes, liens, claims and encumbrances with respect to the issue thereof and shall not be subject to preemptive rights or other similar rights of shareholders of the Borrower and will not impose personal liability upon the holder thereof. The obligations of the

Borrower under this Debenture shall be secured by that dated by and between the Borrower and the Holder of even date herewith. The following terms shall apply to this Note:

ARTICLE I: CONVERSION

1.1 Conversion. In the event that the Borrower files a Form 1-A which is deemed qualified, the Holder (a "Regulation A Offering"), at its election, may convert this Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein. In the event of a qualified Regulation A Offering, the Borrower may, at its option, cause the Holder to convert, in whole or in part, into the Regulation A Offering on the terms specified therein.

1.2 Conversion Price. The Conversion Price shall mean the price as set forth in the Regulation A Offering.

1.3 Authorized Shares. The Borrower covenants that during the period the conversion right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares, free from preemptive rights, to provide for the issuance of Common Stock upon the full conversion of this Note and the other Notes issued pursuant to the Purchase Agreement. Such Borrower is required at all times to have authorized and reserved two times the number of shares that is actually issuable upon full conversion of the Note (based on the Conversion Price of the Debentures in effect from time to time) (the "Reserved Amount"). The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. In addition, if the Borrower shall issue any securities or make any change to its capital structure which would change the number of shares of Common Stock into which the Notes shall be convertible at the then current Conversion Price, the Borrower shall at the same time make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for conversion of the outstanding Notes. The Borrower (i) acknowledges that it has irrevocably instructed its transfer agent to issue certificates for the Common Stock issuable upon conversion of this Note, and (ii) agrees that its issuance of this Note shall constitute full authority to its officers and agents who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock in accordance with the terms and conditions of this Note.

ARTICLE II. CERTAIN COVENANTS

2.1 Distributions on Capital Stock. So long as the Borrower shall have any obligation under this Debenture, the Borrower shall not without the Holder's written consent (a) pay, declare or set apart for such payment, any dividend or other distribution (whether in cash, property or other securities) on shares of capital stock other than dividends on shares of Common Stock solely in the form of additional shares of Common Stock or (b) directly or indirectly or through any subsidiary make any other payment or distribution in respect of its capital stock except for distributions pursuant to any shareholders' rights plan which is approved by a majority of the Borrower's disinterested directors.

2.2 Restriction on Stock Repurchases. So long as the Borrower shall have any obligation under this Debenture, the Borrower shall not without the Holder's written consent redeem, repurchase or otherwise acquire (whether for cash or in exchange for property or other securities or otherwise) in any one transaction or series of related transactions any shares of capital stock of the Borrower or any warrants, rights or options to purchase or acquire any such shares.

2.3 Sale of Assets. So long as the Borrower shall have any obligation under this Debenture, the Borrower shall not, without the Holder's written consent, sell, lease or otherwise dispose of any significant portion of its assets outside the ordinary course of business. Any consent to the disposition of any assets may be conditioned on a specified use of the proceeds of disposition.

ARTICLE III. EVENTS OF DEFAULT

If any of the following events of default (each, an "**Event of Default**") shall occur, Holder may demand immediate payment of all Principal and unpaid Interest:

3.1 Failure to Pay Principal or Interest. The Borrower fails to pay the principal hereof or interest thereon when due on this Debenture, whether at maturity, upon acceleration or otherwise.

3.2 Conversion and the Shares. The Borrower fails to issue shares of Common Stock to the Holder (or announces or threatens that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Debenture (for a period of at least sixty (60) days, if such failure is solely as a result of the circumstances governed by Section 1.3 and the Borrower is using its best efforts to authorize a sufficient number of shares of Common Stock as soon as practicable), fails to transfer or cause its transfer agent to transfer (electronically or in certificated form) any certificate for shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Debenture as and when required by this Debenture, or fails to remove any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Debenture as and when required by this Debenture (or makes any announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for ten (10) days after the Borrower shall have been notified thereof in writing by the Holder.

3.3 Breach of Covenants. The Borrower breaches any material covenant or other material term or condition contained in this Debenture and such breach continues for a period of ten (10) days after written notice thereof to the Borrower from the Holder.

3.4 Breach of Representations and Warranties. Any representation or warranty of the Borrower made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith, shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to this Debenture.

3.5 Receiver or Trustee. The Borrower or any subsidiary of the Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed.

3.6 Judgments. Any money judgment, writ or similar process shall be entered or filed against the Borrower or any subsidiary of the Borrower or any of its property or other assets for more than $250,000, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) days unless otherwise consented to by the Holder, which consent will not be unreasonably withheld.

3.7 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any subsidiary of the Borrower.

ARTICLE IV. MISCELLANEOUS

4.1 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.2 Notices. Any notice herein required or permitted to be given shall be in writing and may be personally served or delivered by courier or sent by United States mail and shall be deemed to have been given upon receipt if personally served (which shall include telephone line facsimile transmission) or sent by courier or three (3) days after being deposited in the United States mail, certified, with postage pre-paid and properly addressed, if sent by mail. For the purposes hereof, the address of the Holder shall be as shown on the records of the Borrower as 300 Mercer Street, Suite 29K, New York, NY 10003. Both the Holder and the Borrower may change the address for service by service of written notice to the other as herein provided.

4.3 Amendments. This Debenture and any provision hereof may only be amended by an instrument in writing signed by the Borrower and the Holder. The term "Debenture" and all reference thereto, as used throughout this instrument, shall mean this instrument (and the other Debentures issued pursuant to the Purchase Agreement) as originally executed, or if later amended or supplemented, then as so amended or supplemented.

4.4 Assignability. This Debenture shall be binding upon the Borrower and its successors and assigns, and shall inure to be the benefit of the Holder and its successors and assigns. Each transferee of this Debenture must be an "accredited investor" (as defined in Rule 501(a) of the 1933 Act). Notwithstanding anything in this Debenture to the contrary, this Debenture may be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

4.5 Cost of Collection. If default is made in the payment of this Debenture, the Borrower shall pay the Holder hereof costs of collection, including reasonable attorneys' fees.

4.6 Governing Law. THIS DEBENTURE SHALL BE ENFORCED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS. THE BORROWER HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS DEBENTURE, THE AGREEMENTS ENTERED INTO IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. BOTH PARTIES IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH SUIT OR PROCEEDING. BOTH PARTIES FURTHER AGREE THAT SERVICE OF PROCESS UPON A PARTY MAILED BY FIRST CLASS MAIL SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON THE PARTY IN ANY SUCH SUIT OR PROCEEDING. NOTHING HEREIN SHALL AFFECT EITHER PARTY'S RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. BOTH PARTIES AGREE THAT A FINAL NON-APPEALABLE JUDGMENT IN ANY SUCH SUIT OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON SUCH JUDGMENT OR IN ANY OTHER LAWFUL MANNER. THE PARTY WHICH DOES NOT PREVAIL IN ANY DISPUTE ARISING UNDER THIS DEBENTURE SHALL BE RESPONSIBLE FOR ALL FEES AND EXPENSES, INCLUDING ATTORNEYS' FEES, INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH SUCH DISPUTE. ANY CONTROVERSY OR CLAIM BETWEEN THE PARTIES ARISING FROM OR RELATING TO THIS AGREEMENT, OR THE BREACH OF THIS AGREEMENT, WILL BE SETTLED BY ARBITRATION TO TAKE PLACE IN ORLANDO, FLORIDA OR ANOTHER MUTUALLY AGREED UPON SITE, IN ACCORDANCE WITH THE COMMERCIAL ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION BY A PANEL OF THREE ARBITRATORS SELECTED IN ACCORDANCE WITH THOSE RULES. JUDGMENT UPON THE AWARD RENDERED BY THE ARBITRATOR OR ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION AND WILL BE DEEMED CONFIDENTIAL INFORMATION. THE PREVAILING PARTY IN ANY ARBITRATION PROCEEDING SHALL BE AWARDED COSTS AND FEES, INCLUDING ATTORNEY'S FEES.

4.7 Certain Amounts. Whenever pursuant to this Debenture the Borrower is required to pay an amount in excess of the outstanding principal amount (or the portion thereof required to be paid at that time) plus accrued and unpaid interest plus Default Interest on such interest, the Borrower and the Holder agree that the actual damages to the Holder from the receipt of cash payment on this Debenture may be difficult to determine and the amount to be so paid by the Borrower represents stipulated damages and not a penalty and is intended to compensate the Holder in part for loss of the opportunity to convert this Debenture and to earn a return from the sale of shares of Common Stock acquired upon conversion of this Debenture at a price in excess of the price paid for such shares pursuant to this Debenture. The Borrower and the Holder hereby agree that such amount of stipulated damages is not plainly disproportionate to the possible loss to the Holder from the receipt of a cash payment without the opportunity to convert this Debenture into shares of Common Stock.

4.8 Denominations. At the request of the Holder, upon surrender of this Debenture, the Borrower shall promptly issue new Debentures in the aggregate outstanding principal amount hereof, in the form hereof, in such denominations of at least $10,000 as the Holder shall request.

4.9 Remedies. The Borrower acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Borrower acknowledges that the remedy at law for a breach of its obligations under this Debenture will be inadequate and agrees, in the event of a breach or threatened breach by the Borrower of the provisions of this Debenture, that the Holder shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Debenture and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

IN WITNESS WHEREOF, Borrower has caused this Debenture to be signed in its name by its duly authorized officer this 10th day of October, 2006.

/s/

Nick Stagliano, Chairman, Chief Executive Officer and President

Exhibit 7

AMENDMENT NO. 1

TO

2% SENIOR SUBORDINATED NOTE

This Amendment No. 1 to the 2% SENIOR SUBORDINATED NOTE (this "Amendment") is executed as of January 2, 2007, by **NAZZ PRODUCTIONS, INC.**, a Pennsylvania corporation (the "Borrower"), and **PEGASUS ADVISORY GROUP, INC**. a New York company (the "Holder") to amend the 2% SENIOR SUBORDINATED NOTE dated October 10, 2006 among those parties (the "Note").

The Borrower and the Holder desire to amend the Note and further agree as follows:

1. Capitalized Terms. Except as expressly provided in this Amendment, all capitalized terms used in this Amendment have meanings ascribed to them in the Note and those definitions are incorporated by reference into this Note.

2. Section 1.1 and Section 1.2 of the Note are hereby deleted in their entirety and replaced with the following:

1.1 Conversion. At any time prior to the payment in full of this Note, the Holder shall have the option to convert any amount owing (including interest), in full or in part, pursuant to this Note into shares of common stock of Borrower. If the Holder elects to convert this Note, in lieu of cash, the Borrower shall immediately deliver that number of fully paid and non-assessable shares of common stock of the Borrower determined by dividing all of the unpaid principal and interest due on this Note as of the date of conversion by the Conversion Price.

1.2 Conversion Price. The Conversion Price shall mean 0.05.

3. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original as against the party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Amendment shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all the parties reflected hereon as the signatories.

4. Third Parties. Except as specifically set forth or referred to herein, nothing herein express of implied is intended or shall be construed to confer upon or give to any person other than the parties hereto and their permitted successors or assigns, any claims, rights, remedies under or by reason of this Amendment.

5. Governing Law. This Amendment shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely

within such State and the federal laws of the United States of America, without regard to the conflict of laws rules thereof.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date set forth above.

NAZZ PRODUCTIONS, INC.

By: _[signature]_
Nick Stagliano, Chairman, Chief Executive Officer and President

PEGASUS ADVISORY GROUP, INC.

By:____________________
Seth Elliot, President

NAZZ PRODUCTIONS INC.

Credit: For his various services on the Picture, Nick Stagliano will receive the following credits:

a) Written by Lindley Farley and Nick Stagliano
b) Produced by Louis DiGiaimo, Jr., Nick Stagliano, Louis DiGiaimo
c) A "Louis DiGiaimo, Jr. Company"/Nazz Production

A more formal, long format agreement for each specific position will be negotiated at a later date, but until that time, this agreement will be valid and binding by both parties.

If for any reason Nick Stagliano does not direct the Picture, then he will be guaranteed a payment of 3% of the final shooting budget of the Picture, with a minimum guarantee of $100,000 for his services as Producer on the Picture, along with the already agreed upon 5 of 100% of the net profits of the Picture, under the heretofore mentioned pay schedule.

NS
LD

IN WITNESS WHEREOF, the parties have executed this Agreement this 24th day of May, 2001.

NAZZ PRODUCTIONS INC.

By: Nick Stagliano
Nick Stagliano, President

AGREED TO AND ACCEPTED:

By: Lou DiGiaimo, Jr.
Lou DiGiaimo, Jr./Producer

COHEN & CZARNIK LLP
140 Broadway
36th Floor
New York, New York 10005

February 23, 2007

NAZZ PRODUCTIONS INC.
214 Sullivan Street
Suite 2C
New York, New York 10012

Re: Registration Statement on Form 1-A

Ladies and Gentlemen:

We have acted as special counsel to NAZZ PRODUCTIONS INC., a statement on Form 1-A (the "Registration Statement") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering by the Company of an aggregate of 11,000,000 shares of common stock, par value $0.0001 per share, of the Company (the "Shares").

In connection with the foregoing, we have examined originals or copies, satisfactory to us, of all such corporate records and of all such agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. As to any facts material to such opinion, we have, without independent investigation, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based upon the foregoing and subject to the other limitations set forth herein, we are of the opinion that the Shares to be offered and sold pursuant to the Registration Statement will be validly issued, fully paid and non-assessable upon issuance pursuant to the terms of the Registration Statement.

We are members of the bar of the State of New York and are not licensed or admitted to practice law in any other jurisdiction. Accordingly, we express no opinion with respect to the laws of any jurisdiction other than the laws of the State of New York, Pennsylvania general corporate law and the federal laws of the United States.

We assume no obligation to advise you of any changes to this opinion which may come to our attention after the date hereof. This opinion may not be relied upon or furnished to any other person except the addressee hereof without the express written consent of this firm.

Very truly yours,

Cohen & Czarnik LLP

Cohen & Czarnik LLP

END